United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July, 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

June 30, 2014

IFRS

Filed with the CVM, SEC and HKEx on

July 31, 2014

Vale S.A.

Index to the Interim Financial Statements

Page

Report of Independent Registered Public Accounting Firm	3

Condensed Consolidated Balance Sheet as at June 30, 2014 and December 31, 2013	4

Condensed Consolidated Statement of Income for the three-month period ended June 30, 2014 and June 30, 2013 and six-month period ended June 30, 2014 and June 30, 2013	6

Condensed Consolidated Statement of Comprehensive Income for the three-month period ended June 30, 2014 and June 30, 2013 and six-month period ended June 30, 2014 and June 30, 2013	7

Condensed Consolidated Statement of Changes in Stockholder’s Equity for the six-month period ended June 30, 2014 and June 30, 2013	8

Condensed Consolidated Statement of Cash Flow for the three-month period ended June 30, 2014 and June 30, 2013 and six-month period ended June 30, 2014 and June 30, 2013	9

Selected condensed consolidated notes to the Interim Financial Statements	10

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	54

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (“the Company”) and its subsidiaries as of June 30, 2014 and the related condensed statements of income, of comprehensive income and cash flows for the three-month and six-month periods ended on June 30, 2014 and the condensed consolidated statement of changes in stockholders’ equity for the six-month period then ended. These condensed consolidated financial statements are responsibility of Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred above for them to be in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements of the Company as of and for the year ended December 31, 2013 and the condensed consolidated financial statement of the Company for the quarters ended March 31, 2014 and 2013 and June 30, 2013 presented for comparison purposes, were audited and reviewed, respectively, by other independent auditors, who issued an unqualified reports dated February 26, 2014, April 30, 2014, April 24, 2013 and August 7, 2013, respectively.

/S/KPMG Auditores Independentes

July 30, 2014

Rio de Janeiro - Brazil

Condensed Consolidated Balance Sheet

In millions of United States Dollars

	Notes		June 30, 2014	December 31, 2013
			(unaudited)
Assets
Current assets
Cash and cash equivalents	7		7,065	5,321
Derivative financial instruments	23		229	201
Accounts receivable	8		4,170	5,703
Related parties	30		690	261
Inventories	9		4,986	4,125
Prepaid income taxes			1,015	2,375
Recoverable taxes	10		1,788	1,579
Advances to suppliers			229	125
Receivable from sale of investment	6	(c)	908	—
Others			737	921
			21,817	20,611

Non-current assets held for sale and discontinued operation	6		759	3,766
			22,576	24,377
Non-current assets

Related parties	30		105	108
Loans and financing agreements receivable			237	241
Judicial deposits	17		1,632	1,490
Recoverable income taxes			421	384
Deferred income taxes	19		4,390	4,523
Recoverable taxes	10		358	285
Derivative financial instruments	23		198	140
Deposit on incentive and reinvestment			214	191
Others			790	738
			8,345	8,100

Investments	11		5,108	3,584
Intangible assets, net	12		7,213	6,871
Property, plant and equipment, net	13		85,509	81,665
			106,175	100,220
Total			128,751	124,597

Condensed Consolidated Balance Sheet

In millions of United States Dollars

(continued)

	Notes		June 30, 2014	December 31, 2013
			(unaudited)
Liabilities
Current liabilities
Suppliers and contractors			3,727	3,772
Payroll and related charges			1,027	1,386
Derivative financial instruments	23		423	238
Loans and financing	15		1,801	1,775
Related parties	30		219	205
Income Taxes Settlement Program	18		525	470
Taxes and royalties payable			592	327
Provision for income taxes			327	378
Employee postretirement obligations	20		103	97
Asset retirement obligations	16		162	96
Others			622	420
			9,528	9,164

Liabilities directly associated with non-current assets held for sale and discontinued operation	6		—	448
			9,528	9,612
Non-current liabilities
Derivative financial instruments	23		954	1,492
Loans and financing	15		28,061	27,670
Related parties	30		177	5
Employee postretirement obligations	20		2,042	2,198
Provisions for litigation	17		1,501	1,276
Income Taxes Settlement Program	18		6,994	6,507
Deferred income taxes	19		3,363	3,228
Asset retirement obligations	16		2,709	2,548
Stockholders’ Debentures	29	(b)	2,182	1,775
Redeemable noncontrolling interest			284	276
Gold stream transaction	28		1,463	1,497
Others			1,141	1,577
			50,871	50,049
Total liabilities			60,399	59,661

Stockholders’ equity	24
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,027,127,718 (2,108,579,618 in 2013) issued			23,089	22,907
Common stock - 3,600,000,000 no-par-value shares authorized and 3,217,188,402 (3,256,724,482 in 2013) issued			38,525	37,671
Treasury stock - 59,405,792 (140,857,692 in 2013) preferred and 31,535,402 (71,071,482 in 2013) common shares			(1,477)	(4,477)
Results from operations with noncontrolling stockholders			(400)	(400)
Results on conversion of shares			(152)	(152)
Unrealized fair value gain (losses)			(1,113)	(1,202)
Cumulative translation adjustments			(21,486)	(20,588)
Retained earnings and revenue reserves			30,118	29,566
Total company stockholders’ equity			67,104	63,325
Noncontrolling interests			1,248	1,611
Total stockholders’ equity			68,352	64,936
Total liabilities and stockholders’ equity			128,751	124,597

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Income

In millions of United States Dollars, except as otherwise stated

		(unaudited)
		Three-month period ended		Six-month period ended
	Notes	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Continuing operations
Net operating revenue	25	9,902	10,663	19,405	21,309
Cost of goods sold and services rendered	26	(6,081)	(5,917)	(11,671)	(11,321)
Gross profit		3,821	4,746	7,734	9,988

Operating (expenses) income
Selling and administrative expenses	26	(237)	(312)	(519)	(664)
Research and evaluation expenses		(160)	(156)	(305)	(327)
Pre operating and stoppage operation		(264)	(462)	(512)	(837)
Other operating expenses, net	26	(165)	(232)	(382)	(367)
		(826)	(1,162)	(1,718)	(2,195)
Impairment of non-current assets	14	(774)	—	(774)	—
Operating income		2,221	3,584	5,242	7,793

Financial income	27	1,208	850	2,547	1,476
Financial expenses	27	(1,267)	(4,179)	(2,457)	(5,151)
Equity results from associates and joint ventures	11	244	53	439	225
Results on sale of investments from associates and joint ventures		(18)	—	(18)	—
Net income before income taxes		2,388	308	5,753	4,343

Income taxes	19
Current tax		(551)	(253)	(1,479)	(1,348)
Deferred tax		(452)	324	(513)	492
		(1,003)	71	(1,992)	(856)
Income from continuing operations		1,385	379	3,761	3,487
Loss attributable to noncontrolling interests		(43)	(34)	(182)	(91)
Net income attributable to the Company’s stockholders		1,428	413	3,943	3,578

Discontinued Operations
Loss from discontinued operations		—	11	—	(45)
Loss attributable to the Company’s stockholders		—	11	—	(45)

Net income		1,385	390	3,761	3,442
Loss attributable to noncontrolling interests		(43)	(34)	(182)	(91)
Net income attributable to the Company’s stockholders		1,428	424	3,943	3,533

Earnings per share attributable to the Company’s stockholders:	24
Basic and diluted earnings per share:
Preferred share		0.28	0.09	0.77	0.69
Common share		0.28	0.09	0.77	0.69

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Comprehensive Income

In millions of United States Dollars

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net income	1,385	390	3,761	3,442
Other comprehensive income
Item that will not be reclassified subsequently to income
Cumulative translation adjustments	1,887	(7,557)	4,198	(6,621)

Retirement benefit obligations
Gross balance for the period	82	(185)	106	(157)
Effect of taxes	(18)	61	(21)	58
Equity results from associates and joint ventures, net taxes	—	—	1	—
	64	(124)	86	(99)
Total items that will not be reclassified subsequently to income	1,951	(7,681)	4,284	(6,720)

Item that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	(608)	3,820	(2,373)	2,658

Unrealized results on available-for-sale investments
Gross balance for the period	—	(81)	—	(286)

Cash flow hedge
Gross balance for the period	69	(52)	65	(117)
Effect of taxes	(7)	10	(4)	15
Equity results from associates and joint ventures, net taxes	3	(5)	3	(2)
Transfer of realized results to income, net of taxes	(15)	(17)	(31)	—
	50	(64)	33	(104)
Total of items that will be reclassified subsequently to income	(558)	3,675	(2,340)	2,268
Total comprehensive income	2,778	(3,616)	5,705	(1,010)
Comprehensive income attributable to noncontrolling interests	(33)	(87)	(174)	(146)
Comprehensive income attributable to the Company’s stockholders	2,811	(3,529)	5,879	(864)

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Changes in Stockholders’ Equity

In millions of United States Dollars

	Six-month period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2012	60,578	(152)	(400)	38,389	(4,477)	(2,044)	(18,663)	8	73,239	1,588	74,827
Net income of the period	—	—	—	—	—	—	—	3,533	3,533	(91)	3,442
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(99)	—	—	(99)	—	(99)
Cash flow hedge	—	—	—	—	—	(104)	—	—	(104)	—	(104)
Unrealized fair value results	—	—	—	—	—	(286)	—	—	(286)	—	(286)
Translation adjustments	—	—	—	(3,205)	—	104	(680)	(127)	(3,908)	(55)	(3,963)
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	10	10
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	33	33
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(41)	(41)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	(2,250)	(2,250)	—	(2,250)
June 30, 2013 (unaudited)	60,578	(152)	(400)	35,184	(4,477)	(2,429)	(19,343)	1,164	70,125	1,444	71,569

December 31, 2013	60,578	(152)	(400)	29,566	(4,477)	(1,202)	(20,588)	—	63,325	1,611	64,936
Net income of the period	—	—	—	—	—	—	—	3,943	3,943	(182)	3,761
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	86	—	—	86	—	86
Cash flow hedge	—	—	—	—	—	33	—	—	33	—	33
Translation adjustments	—	—	—	2,561	—	(30)	(898)	184	1,817	8	1,825
Contribution and distribution to stockholders:
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(248)	(248)
Capitalization of reserves	1,036	—	—	(1,036)	—	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	65	65
Cancellation of treasury stock	—	—	—	(3,000)	3,000	—	—	—	—	—	—
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(6)	(6)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	(2,100)	(2,100)	—	(2,100)
June 30, 2014 (unaudited)	61,614	(152)	(400)	28,091	(1,477)	(1,113)	(21,486)	2,027	67,104	1,248	68,352

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Cash Flow

In millions of United States Dollars

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Cash flow from continuing operating activities:
Net income from continuing operations	1,385	379	3,761	3,487
Adjustments to reconcile net income with cash from continuing operations
Equity results from associates and joint ventures	(244)	(53)	(439)	(225)
Results on sale investments from associates and joint controlled entities	18	—	18	—
Loss on disposal of property, plant and equipment	168	69	295	147
Impairment on non-current assets	774	—	774	—
Depreciation, amortization and depletion	901	1,042	1,927	2,049
Deferred income taxes	452	(324)	513	(492)
Foreign exchange and indexation, net	(163)	827	(474)	506
Unrealized derivative losses, net	(282)	1,054	(477)	1,045
Stockholders’ Debentures	268	82	290	249
Other	(20)	55	(10)	6
Decrease (increase) in assets:
Accounts receivable	(28)	999	1,794	1,420
Inventories	211	436	(600)	87
Recoverable taxes	413	(177)	1,178	(143)
Other	65	(64)	118	124
Increase (decrease) in liabilities:
Suppliers and contractors	72	235	92	(105)
Payroll and related charges	205	193	(389)	(449)
Taxes and contributions	187	93	(21)	76
Gold stream transaction	—	—	—	1,319
Other	213	62	328	(230)
Net cash provided by operating activities from continuing operations	4,595	4,908	8,678	8,871
Net cash provided by (used in) operating activities from discontinued operations	—	29	—	(66)
Net cash provided by operating activities	4,595	4,937	8,678	8,805
Cash flow from continuing investing activities:
Short-term investments	—	155	1	(166)
Loans and advances	165	(85)	68	(61)
Guarantees and deposits	(16)	(18)	(48)	(42)
Additions to investments	(76)	(23)	(197)	(205)
Additions to property, plant and equipment and intangible assets	(2,712)	(3,115)	(5,095)	(6,463)
Dividends and interest on capital received from associates and joint ventures	208	272	219	272
Proceeds from disposal of assets\ Investments	317	—	317	95
Proceeds from Gold stream transaction	—	—	—	581
Net cash used in investing activities from continuing operations	(2,114)	(2,814)	(4,735)	(5,989)
Net cash used in investing activities from discontinued operations	—	(277)	—	(476)
Net cash used in investing activities	(2,114)	(3,091)	(4,735)	(6,465)
Cash flow from continuing financing activities:
Financial institutions - Loans and financing
Loans and financing
Additions	10	939	661	1,068
Repayments	(237)	(588)	(531)	(1,012)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	(2,100)	(2,250)	(2,100)	(2,250)
Dividends and interest on capital attributed to noncontrolling interest	—	(10)	—	(10)
Net cash used in financing activities from continuing operations	(2,327)	(1,909)	(1,970)	(2,204)
Net cash provided by financing activities from discontinued operations	—	87	—	87
Net cash used in used in financing activities	(2,327)	(1,822)	(1,970)	(2,117)
Increase in cash and cash equivalents	154	24	1,973	223
Cash and cash equivalents of cash, beginning of the period	7,182	6,042	5,321	5,832
Effect of exchange rate changes on cash and cash equivalents	(271)	(179)	(229)	(168)
Cash and cash equivalents, end of the period	7,065	5,887	7,065	5,887
Cash paid during the period for (i):
Interest on loans and financing	(345)	(361)	(798)	(1,535)
Income taxes	(67)	(354)	(226)	(2,405)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	178	40	193	157

(i) Amounts paid are classified as cash flows from operating activities.

The accompanying selected notes are an integral part of these interim financial statements.

Selected Notes to Condensed Consolidated Interim Financial Statements

Expressed in millions of United States Dollars, unless otherwise stated

1.                                     Operational Context

Vale S.A. (the “Parent Company”) is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the Brazilian (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”) stock exchanges.

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group”, “Company” or “we”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in Note 25.

2.                                      Summary of the Main Accounting Practices and Accounting Estimates

a)                                     Basis of presentation

The condensed consolidated interim financial statements of the Company (“Interim Financial Statements”) have been prepared in accordance with the IAS 34 of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trade financial instruments measured at fair value through the Statement of Income and also available for sale financial instruments measured at fair value through the Statement of Comprehensive Income; and (ii) the impairment loss.

These condensed consolidated interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented on the financial statements for the year ended December 31, 2013. These condensed consolidated interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2013.

We evaluated subsequent events through July 30, 2014, which was the date of the condensed consolidated interim financial statement were approved by the Board of Directors.

b)                                     Functional currency and presentation currency

The condensed consolidated interim financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“BRL” or “R$”). For presentation purposes, these condensed consolidated Interim financial statements are presented in United States Dollars (“USD” or “US$”) because in our understanding this is the way international investors analyze our interim financial statements in order to take their decisions.

Operations in other currencies are translated into the functional currency of each entity using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the period are recognized in the Statement of Income as financial expense or income. The exceptions are transactions for which gains and losses are recognized in the Statement of Comprehensive Income.

Statement of Income and Balance Sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) Assets, liabilities and Stockholders’ equity (except components described in item (iii)) for each Balance Sheet presented are translated at the closing rate at the Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in a separate component of the Statement of Comprehensive Income, the “Cumulative Translation Adjustment” account, and subsequently transferred to the Statement of Income when the assets are realized.

The exchange rates of the major currencies that impact our operations against the functional currency, Brazilian real, were:

	Exchange rates used for conversions in Brazilian Reais
	Exchange rate as of		Average rate for the Three-months period ended
	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2013
	(unaudited)		(unaudited)	(unaudited)
US Dollar - US$	2.2025	2.3426	2.2974	2.0333
Canadian Dollar - CAD	2.0634	2.2031	2.0954	2.0013
Australian Dollar - AUD	2.0761	2.0941	2.1008	2.0618
Euro - EUR or €	3.0150	3.2265	3.1485	2.6694

3.                                      Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the financial statements for the year ended December 31, 2013, with the exception of the following standards and interpretations adopted in 2014(as described in Note 4).

4.                                      Accounting Standards

a)                                     Standards, interpretations or amendments issued by the IASB and effective from January 1, 2014

Novation of Derivatives and Continuation of Hedge Accounting — In June 2013 IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, that document concludes that hedge accounting does not terminate or expire when a derivative financial instrument replaces its original counterparty to become the new counterparty to each of the parties as a consequence of law or regulation. This standard had no material effect on these financial statements.

IFRIC 21 Levies — In May 2013 IASB issued an interpretation about the recognition of a government imposition (levies). This standard had no material effect on these financial statements.

Recoverable Amount Disclosures for Non-Financial Assets — In May 2013 IASB issued an amendment to IAS 36 — Impairment of Asset that clarifies the IASB intention about the disclosure of non- financial assets impairment. This standard had no material effect on these financial statements.

b)                                     Standards, interpretations or amendments issued by the IASB in the period and effective after January 1, 2014

Accounting for Acquisitions of Interests in Joint Operations — In May 2014 the IASB issued an amendment to IFRS 11 - Joint Arrangements, to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The adoption of the amendment will be required from January 1, 2016 and we are analyzing potential impacts regarding this update on our financial statements.

Clarification of Acceptable Methods of Depreciation and Amortization — In May 2014 the IASB issued an amendment to IAS 16 - Property, Plant and Equipment and IAS 38 - Intangible Assets, established the pattern of consumption of an asset´s expected future economic benefits as acceptable methods of depreciation and amortization of assets. The IASB clarifies that the use of methods based on revenues to calculate the depreciation of an asset and also to measure the consumption of the economic benefits embodied in an intangible asset, are not appropriate. The adoption of the amendment will be required from January 1, 2016 and we are analyzing potential impacts regarding this update on our financial statements.

IFRS 15 Revenue from Contracts with Customers - In May 2014 the IASB issued IFRS 15 statement - Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18 - revenue, IAS 11 - Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2017 and is worth analyzing potential impacts regarding this pronouncement on our financial statements.

5.                                      Risk Management

During the period there was no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2013.

6.                                      Non-current assets and liabilities held for sale and discontinued operations

Described below assets and liabilities held for sale and discontinued operations reclassified during the period:

	June 30, 2014 (unaudited)			December 31, 2013
	Energy	Vale Florestar	Total	General Cargo - Logistic	Energy	Total
Assets held for sale and discontinued operation
Accounts receivable	—	—	—	141	—	141
Other current assets	—	—	—	271	—	271
Investments	92	80	172	—	79	79
Intangible, net	—	—	—	1,687	—	1,687
Property, plant and equipment, net	587	—	587	1,027	561	1,588
Total assets	679	80	759	3,126	640	3,766

Liabilities associated with assets held for sale and discontinued operation
Suppliers and contractors	—	—	—	85	—	85
Payroll and related charges	—	—	—	61	—	61
Other current liabilities	—	—	—	112	—	112
Other non-current liabilities	—	—	—	190	—	190
Total liabilities	—	—	—	448	—	448
Assets and liabilities from discontinued operation	679	80	759	2,678	640	3,318

a)                                     Vale Florestar

In June 2014, Vale informed that it has signed an agreement with a subsidiary of Suzano Papel e Celulose (Suzano), a company that produces eucalyptus pulp, for the sale of its entire stake in Vale Florestar Fundo de Investimento em Participações (FIP Vale Florestar) for US$93.

The completion of this transaction is subject to the fulfillment of conditions precedent and approvals, including by the Conselho Administrativo de Defesa Econômica (CADE).

The loss on this transaction, of US$18 was recorded in the income statement in the line “Results on sale of investments from associates and join controlled entities”.

b)                                     Energy Generation Assets

In December 2013, the company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”),  as follow : (i) to sell 49% of it stake of 9% is Norte Energia S.A.(“Norte Energia”), the company in charge of the construction, operation and exploration of the Belo Monte Hydroelectric (“Belo Monte”) facility , and (ii) to create a joint venture named Aliança Geração de Energia S/A (“Aliança”) to be constituted by Vale and CEMIG through contribution of the holdings to the following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. No cash will be disbursed as part of the transaction. Vale and CEMIG GT will hold respectively 55% and 45% of the new company, which will supply energy to Vale operations, previously guaranteed by its own generation plant, ensured by a long-term contract.

The operation above is still pending approval from Brazilian Electricity Regulatory Agency (“Agência Nacional de Energia Elétrica” or “ANEEL”). The assets were transferred to assets held for sale with no impact in the Statement of Income.

c)                                      General Cargo Logistic

At the end of 2013, Vale entered to an agreement to dispose of control over its subsidiary VLI S.A. (“VLI”), which aggregates all operations the General cargo logistic segment. As a consequence, beginning on January 1, 2014, the investment in VLI has been accounted as an investment in associate (Note 11).

In April 2013, Vale finalized the sale of its 35,9% of stake in VLI capital to Mitsui & Co and to Fundo de Garantia de tempo de Serviço (“FGTS”) for the amount of US$1,197 of , which US$896 was settled through capital contribution directly in VLI. The amount of 26,5% to be received of the Brookfield Asset Management, on amount of US$908, is recorded on our Balance Sheet as “Receivable from sale of investment”, awaiting approvals from the relevant government agencies.

7.                                      Cash and Cash Equivalents

	June 30, 2014	December 31, 2013
	(unaudited)
Cash and bank deposits	2,465	1,558
Short-term investments	4,600	3,763
	7,065	5,321

Cash and cash equivalents includes cash, immediately reedemable deposits and short-term investments with an insignificant risk of changes in value, part in Brazilian Real, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”)  and part denominated in US Dollar, mainly time deposits.

8.                                      Accounts Receivables

	June 30, 2014	December 31, 2013
	(unaudited)
Denominated in BRL	876	509
Denominated in other currencies, mainly US$	3,388	5,283
	4,264	5,792

Allowance for credit losses	(94)	(89)
	4,170	5,703

Accounts receivable related to the steel sector represented 80.73% and 79.70% of total receivable on June 30, 2014 and December 31, 2013, respectively.

No individual customer represents over 10% of receivables or revenues.

The estimated losses related to accounts receivable recorded in the Statement of Income in three-month period ended on June 30, 2014 and June 30, 2013 totaled US$21 and US$18 and six-month period ended totaled US$(2) and US$23, respectively. Write-offs in three-month period ended at June 30, 2014 and June 30, 2013 totaled US$44 and US$9 and six-month period ended totaled US$0 and US$20.

9.                                      Inventories

Inventories are comprised as follows:

	June 30, 2014	December 31, 2013
	(unaudited)
Inventories of products
Bulk Material
Iron ore	1,111	646
Pellets	120	88
Manganese and ferroalloys	87	75
	1,318	809
Coal	245	318
	1,563	1,127
Base Metals
Nickel and other products	1,618	1,398
Copper	33	23
	1,651	1,421
Fertilizers
Potash	7	8
Phosphates	340	313
Nitrogen	20	19
	367	340
Others products	5	8
Total of inventories of products	3,586	2,896

Inventories of material supplies	1,400	1,229
Total	4,986	4,125

On June 30, 2014 and December 31, 2013 balances included a provision to adjust inventories at market value for nickel in the amount of US$0 and US$14, respectively; manganese in the amount of US$1 and US$1, respectively; and coal in the amount of US$149 and US$117, respectively.

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Inventories of products
Balance at beginning of the period	3,446	3,863	2,896	3,597
Production/acquisition	5,327	5,132	10,680	9,933
Transfer from inventory of materials supplies	816	1,014	1,626	1,973
Cost of goods sold	(6,081)	(6,223)	(11,671)	(11,943)
Provision/ reversal of the write-off of lower cost or market value adjustment (a)	(17)	21	(150)	(102)
Translation adjustments	95	(358)	205	(317)
Net effect of discontinued operation in the period	—	293	—	601
Balance at end of the period	3,586	3,742	3,586	3,742

(a) Includes provision for market value adjustments

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Inventory of materials supplies
Balance at beginning of the period	1,308	1,529	1,229	1,455
Acquisition	871	664	1,711	1,872
Transfer to inventories of products	(816)	(1,014)	(1,626)	(1,973)
Translation adjustments	37	(105)	86	(97)
Net effect of discontinued operation in the period		204		21
Balance at end of the period	1,400	1,278	1,400	1,278

10.                               Recoverable Taxes

	June 30, 2014	December 31, 2013
	(unaudited)
Value-added tax	1,341	1,129
Brazilian Federal Contributions	760	680
Others	45	55
Total	2,146	1,864

Current	1,788	1,579
Non-current	358	285
Total	2,146	1,864

11.                               Investments

The changes of investments in associates and joint ventures are as follow:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Balance at beginning of the period	5,315	6,402	3,584	6,384
Additions	68	91	189	273
Transfer - Control acquisition	—	—	79	—
Translation adjustment for the period	115	(311)	236	(419)
Equity results	244	53	439	225
Equity on other comprehensive income	—	(5)	2	(206)
Dividends declared	(536)	(518)	(578)	(545)
Transfers to held for sale/ financial instruments - investments (a)	(98)	(1,937)	(98)	(1,937)
Transfers from held for sale (b)	—	—	1,255	—
Balance at end of the period	5,108	3,775	5,108	3,775

(a)         The transfers to held for sale refers to investments in Vale Florestar of US$98 in 2014 and refers to investments en Hydro of US$1,937 in 2013.

(b)         The transfers from held for sale refers to investments in VLI of US$1,255.

Investments (Continued)

					Investments		Equity results (unaudited)				Received dividends (unaudited)
			%	% voting	As of		Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
Entities	Location	Relationship	ownership	capital	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
					(unaudited)
Bulk Material
Iron Ore and pellets
Baovale Mineração S.A. - BAOVALE	Brazil	Joint venture	50.00	50.00	23	24	—	—	1	3	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (c)	Brazil	Joint Venture	51.00	51.11	179	159	21	3	34	5	28	24	28	24
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (c)	Brazil	Joint Venture	50.89	51.00	85	83	5	2	8	(2)	—	10	11	10
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	Brazil	Joint Venture	50.00	50.00	95	91	8	3	16	4	9	17	9	17
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (c)	Brazil	Joint Venture	50.90	51.00	68	62	4	—	8	—	5	—	5	—
MRS Logística S.A. (f)	Brazil	Joint Venture	47.59	46.75	590	564	21	23	35	36	—	—	—	—
Minas da Serra Geral S.A. - MSG	Brazil	Joint Venture	50.00	50.00	23	22	(2)	—	(1)	1	—	—	—	—
Samarco Mineração S.A. (d)	Brazil	Joint Venture	50.00	50.00	365	437	177	71	351	232	166	165	166	165
Tecnored Desenvolvimento Tecnológico S.A. (b), (h)	Brazil		—	—	—	38	—	(3)	(1)	(5)	—	—	—	—
Zhuhai YPM Pellet Co	China	Associate	25.00	25.00	25	25	—	—	—	—	—	—	—	—
					1,453	1,505	234	99	451	274	208	216	219	216
Coal
Henan Longyu Energy Resources CO., LTD.	China	Associate	25.00	25.00	376	357	8	12	20	21	—	—	—	—
					376	357	8	12	20	21	—	—	—	—
Base Metals
Copper
Teal Minerals Incorporated	Zambia	Associate	50.00	50.00	217	228	(7)	(3)	(12)	(6)	—	—	—	—

Nickel
Korea Nickel Corp	Korea	Associate	25.00	25.00	21	22	—	—	—	(1)	—	—	—	—

Others
General Cargo Logistic
VLI S.A. (e)	Brazil	Associate	37.61	37.61	1,307	—	19	—	19	—	—	—	—	—

Bauxite
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Associate	40.00	40.00	116	111	2	1	8	3	—	—	—	—

Steel
California Steel Industries, INC	USA	Joint Venture	50.00	50.00	187	181	6	4	8	10	—	—	—	—
CSP- Companhia Siderúrgica do PECEM (g)	Brazil	Joint Venture	50.00	50.00	911	686	(6)	(2)	(9)	(3)	—	—	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Associate	26.87	26.87	317	321	(10)	(46)	(28)	(53)	—	—	—	—
					1,415	1,188	(10)	(44)	(29)	(46)	—	—	—	—
Other associates and joint ventures
Norte Energia S.A.	Brazil	Joint Venture	4.59	4.59	95	83	—	—	—	—	—	—	—	—
Vale Soluções em Energia S.A.	Brazil	Joint Venture	53.13	53.13	36	—	(1)	—	(11)	—	—	—	—	—
LOG-IN - Logística Intermodal S/A (a)	Brazil	Associate	—	—	—	—	—	—	—	4	—	—	—	—
Others					72	90	(1)	(12)	(7)	(24)	—	56	—	56
					203	173	(2)	(12)	(18)	(20)	—	56	—	56
					5,108	3,584	244	53	439	225	208	272	219	272

(a) Company sold in December 2013;

(b) Investment balance includes the amounts of advances for future capital increase;

(c) Although Vale held majority of the voting interest of investees accounted for under the equity method, we do not consolidate due to existing veto rights held by noncontrolling shareholders prevents consolidation;

(d) Main data of Samarco in 2014: total Assets US$6,558, Liabilities US$5,828, Operational Result US$730, Financial Result US$145, Income tax US$(175);

(e) Considering the updated interest after the transaction conclusion and the respective shareholders agreement, as described in Note 6.

(f) Main data of MRS in 2014: Total Assets US$3,077, Liabilities US$1,837, Operational Result US$142, Financial Result US$(27), Income tax US$(40);

(g) Pre-operational stage; and

(h) Consolidated since March 2014.

12.                               Intangible Assets

	June 30, 2014 (unaudited)			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	4,285	—	4,285	4,140	—	4,140

Finite useful life
Concessions and subconcessions	3,580	(1,436)	2,144	3,099	(1,192)	1,907
Right of use	333	(92)	241	328	(75)	253
Others	1,382	(839)	543	1,295	(724)	571
	5,295	(2,367)	2,928	4,722	(1,991)	2,731
Total	9,580	(2,367)	7,213	8,862	(1,991)	6,871

Rights of use refers basically to the usufruct contract entered into with noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of MBR shares) and intangible assets identified in business combination of Vale Canada. The amortization of the right of use will expire in 2037 and Vale Canada’s intangible will end in September 2046. The concessions and sub-concessions refer to the agreements with the Brazilian government for the exploration and the development of ports and railways.

The table below shows the changes of intangible assets during the period:

	Three-month period ended (unaudited)
	Goodwill	Concessions and Sub-concessions	Right of use	Others	Total
Balance on March 31, 2013	4,600	3,887	294	527	9,308
Additions	—	120	—	69	189
Disposals	—	(3)	—	(2)	(5)
Amortization	—	(46)	(6)	(29)	(81)
Translation adjustments	(304)	(373)	(14)	(52)	(743)
Net effect of discontinued operation in the period	—	23	—	—	23
Balance on June 30, 2013	4,296	3,608	274	513	8,691

Balance on March 31, 2014	4,176	2,116	241	561	7,094
Additions	—	77	—	1	78
Disposals	—	—	—	—	—
Amortization	—	(106)	(1)	(35)	(142)
Translation adjustments	109	57	1	16	183
Balance on June 30, 2014	4,285	2,144	241	543	7,213

	Six-month period ended
	Goodwill	Concessions and Sub-concessions	Right of use	Others	Total
Balance on December 31, 2012	4,603	3,757	302	549	9,211
Additions	—	245	—	77	322
Disposals	—	(5)	—	(2)	(7)
Amortization	—	(92)	(11)	(66)	(169)
Translation adjustments	(307)	(329)	(17)	(45)	(698)
Net effect of discontinued operation in the period	—	32	—	—	32
Balance on June 30, 2013 (unaudited)	4,296	3,608	274	513	8,691

Balance on December 31, 2013	4,140	1,907	253	571	6,871
Additions	—	261	—	6	267
Disposals	—	(3)	—	—	(3)
Amortization	—	(151)	(8)	(49)	(208)
Translation adjustments	145	130	(4)	15	286
Balance on June 30, 2014 (unaudited)	4,285	2,144	241	543	7,213

13.                               Property, plant and equipment

	June 30, 2014 (unaudited)			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,163	—	1,163	945	—	945
Buildings	10,796	(2,529)	8,267	9,916	(2,131)	7,785
Facilities	17,708	(5,316)	12,392	15,659	(4,722)	10,937
Computer equipment	697	(489)	208	679	(496)	183
Mineral properties	22,152	(5,804)	16,348	21,603	(5,327)	16,276
Others	29,043	(9,266)	19,777	27,149	(8,409)	18,740
Construction in progress	27,354	—	27,354	26,799	—	26,799
	108,913	(23,404)	85,509	102,750	(21,085)	81,665

	Three-month period ended (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance on March 31, 2013	866	6,384	11,754	368	17,442	18,492	31,315	86,621
Additions (i)	—	—	—	—	—	—	2,966	2,966
Disposals	—	—	(12)	—	—	(17)	(34)	(63)
Depreciation and amortization	—	(62)	(233)	(19)	(200)	(315)	—	(829)
Translation adjustments	(112)	(541)	(863)	(179)	(470)	(916)	(2,125)	(5,206)
Transfers	162	514	292	31	45	565	(1,609)	—
Net effect of discontinued operation in the period	—	—	—	—	—	134	(86)	48
Balance on June 30, 2013	916	6,295	10,938	201	16,817	17,943	30,427	83,537

Balance on March 31, 2014	1,103	8,184	12,514	237	16,198	19,289	26,237	83,762
Additions (i)	—	—	—	—	—	—	2,812	2,812
Disposals	—	(38)	—	(1)	(30)	(2)	(97)	(168)
Depreciation and amortization	—	(207)	(47)	(15)	(171)	(379)	—	(819)
Impairment	—	—	(1)	—	(767)	(2)	(4)	(774)
Translation adjustments	27	54	(490)	(25)	135	(19)	1,014	696
Transfers	33	274	416	12	983	890	(2,608)	—
Balance on June 30, 2014	1,163	8,267	12,392	208	16,348	19,777	27,354	85,509

	Six-month period ended
	Land	Building	Facilities	Computer equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2012	676	6,093	11,756	376	18,867	18,178	28,936	84,882
Additions (i)	—	—	—	—	—	—	6,376	6,376
Disposals	—	—	(49)	(1)	(31)	(18)	(49)	(148)
Depreciation and amortization	—	(123)	(449)	(39)	(444)	(929)	—	(1,984)
Translation adjustments	(106)	(507)	(820)	(177)	(1,048)	(919)	(2,042)	(5,619)
Transfers	346	832	500	43	(527)	1,382	(2,576)	—
Net effect of discontinued operation in the period	—	—	—	(1)	—	249	(218)	30
Balance on June 30, 2013 (unaudited)	916	6,295	10,938	201	16,817	17,943	30,427	83,537

Balance on December 31, 2013	945	7,785	10,937	183	16,276	18,740	26,799	81,665
Additions (i)	—	—	—	—	—	—	5,021	5,021
Disposals	—	(48)	(2)	(3)	(90)	(33)	(116)	(292)
Depreciation and amortization	—	(283)	(314)	(29)	(393)	(854)	—	(1,873)
Impairment	—	—	(1)	—	(767)	(2)	(4)	(774)
Translation adjustments	127	246	(377)	(2)	39	499	1,230	1,762
Transfers	91	567	2,149	59	1,283	1,427	(5,576)	—
Balance on June 30, 2014 (unaudited)	1,163	8,267	12,392	208	16,348	19,777	27,354	85,509

(i) Total amount of Capital Expenditures recognized as addition of construction in progress for the three-month period ended on June 30, 2014 and June 30, 2013 corresponds to US$1,596 and US$2,338 and six-month period ended on June 30, 2014 and June 30, 2013 corresponds to US$3,327 and US$5,063, respectively.

Property, plant and equipment (net book value) pledged as guarantees for judicial claims on June 30, 2014 and December 31, 2013 corresponds to US$76 and US$77, respectively.

14.                               Impairment

The Company has identified evidence of impairment in relation to certain operations as follows:

Coal mine — Integra

In May 2014, the Company announced that is taking the necessary steps to place its Integra Mine Complex in Australia into care and maintenance since the operation is not economically feasible under current market conditions.  As a consequence we recognized an impairment of US$274.

Guinea — Iron ore projects

Our 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 the government of Guinea revoked VBG’S mining concessions, based on the recommendation of a technical committee established pursuant to Guinean legislation. The decision is based on the allegations of fraudulent conduct in connection with the acquisition of licenses by BSGR (Vale´s current partner in VBG) more than one year before Vale had made any investment in VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale to participate in any reallocation of the mining titles.

Vale is actively considering its legal rights towards the Guinean Government and its partner at VBG and addressing options to guarantee the value of both the investments made in Guinea project development as well as the initial investment made in the VBG. Considering the uncertainties in this process for the recoverable of the initial payment related to the acquisition of our participation in VBG, in the amount of US$500, the Company recognized an impairment of this initial payment. The Company will continue to reassess the net value of the investments depending on the development of the negotiations with Guinea Government.

15.                               Loans and Financing

a)                                    Total debt

	Current liabilities		Non-current liabilities
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
	(unaudited)		(unaudited)
Debt contracts abroad
Loans and financing in:
United States Dollars	253	334	4,851	4,662
Others currencies		2	3	3
Fixed rates:
Notes indexed in United Stated Dollars	109	12	13,435	13,808
Euro		—	2,053	2,066
Accrued charges	296	350		—
	658	698	20,342	20,539
Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M and CDI	794	750	5,145	5,000
Basket of currencies, LIBOR	186	175	1,298	1,365
Non-convertible debentures		—	882	372
Fixed rates:
Loans in United States Dollars	6	6	77	80
Loans in Reais	53	47	317	314
Accrued charges	104	99		—
	1,143	1,077	7,719	7,131
	1,801	1,775	28,061	27,670

All securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

The long-term portion at June 30, 2014 has maturities as follows:

(unaudited)
2015	788
2016	2,000
2017	2,438
2018	4,108
2019 onwards	18,727
28,061

At June 30, 2014, the annual interest rates on the long-term debts are as follows:

(unaudited)
Up to 3%	6,402
3,1% to 5% (a)	5,816
5,1% to 7% (b)	12,524
7,1% to 9% (b)	1,166
9,1% to 11% (b)	81
Over 11% (b)	3,767
Variable	106
29,862

(a) Includes Eurobonds. For this we have entered into derivative transactions at a coupon of 4.42% per year in US dollars.

(b) ) Includes Brazilian Real denominated debt that bears interest at the CDI and TJLP, plus spread. For these we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$6,861 of which US$6,546 has an original interest rate above 5.1% per year. After entering derivatives transactions the average cost of other than denominated U.S. Dollars debt is 2.47% per year.

	June 30, 2014 (unaudited)				Balance
Non-convertible Debentures	Issued	Outstanding	Maturity	Interest	June 30, 2014	December 31, 2013
					(unaudited)
Tranche “B” - Salobo	—	—	No date	6,5%p.a+IGP-DI	419	372
Infrastructure Debenture 1st serie	Feb/14	600	Jan/21	6,46%p.a+IPCA	284	—
Infrastructure Debenture 2nd serie	Feb/14	150	Jan/24	6,57%p.a+IPCA	71	—
Infrastructure Debenture 3rd serie	Feb/14	100	Jan/26	6,71%p.a+IPCA	47	—
Infrastructure Debenture 4th serie	Feb/14	150	Jan/29	6,78%p.a+IPCA	71	—
					892	372

Long-term portion					882	372
Accrued charges					10	—
Total					892	372

b)                                     Revolving credit lines

					Total amount	Amounts drawn on
Type	Contractual Currency	Date of agreement		Available until	available to be drawn	June 30, 2014	December 31, 2013
						(unaudited)
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	3,000	—	—
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	July 2013		5 years	2,000	—	—
Credit Lines
Export-Import Bank of China and Bank of China Limited	US$	September 2010	(a)	13 years	1,229	985	985
BNDES	R$	April 2008	(b)	10 years	3,226	2,112	1,975
Financing
BNDES - CLN 150	R$	September 2012	(c)	10 years	1,716	1,398	1,314
BNDES - Investment Sustaining Program (“PSI”) 3.0%	R$	June 2013	(d)	10 years	48	40	37
BNDES - Tecnored 3.5%	R$	December 2013	(e)	8 years	60	9	—
BNDES — S11D / CLN S11D	R$	May 2014	(f)	10 years	2,798	—	—
Canadian agency Export Development Canada (“EDC”)	US$	January 2014	(g)	5 and 7 years	775	—	—

(a)                                 Acquisition of twelve large ore carriers from Chinese shipyards.

(b)                                 Memorandum of understanding signature date, however projects financing term is considered from the signature date of each projects contract amendment.

(c)                                  Capacitação Logística Norte 150 Project (“CLN 150”).

(d)                                 Acquisition of domestic equipment.

(e)                                  Support to Tecnored’s investment plan from 2013 to 2015.

(f)                                   Implementation the iron ore project S11D and CLN S11D.

(g)                                 General corporate purpose.

Total amounts available and disbursed, different from reporting currency, are affected by exchange rate variation among periods.

c)                                      Guarantee

As at June 30, 2014, US$1,371 of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

16.                               Asset retirement obligation

The Company applies judgments and assumptions when measuring its obligations related to asset retirement. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Long term interest rate used to discount these obligations to present values and to update the provisions on June 30, 2014 and December 31, 2013 was 6.39% p.a. The liability is periodically updated based on this discount rate plus the inflation index (IGPM) for the period.

Changes in the provision for asset retirement obligation are as follows:

	June 30, 2014	December 31, 2013
	(unaudited)
Balance at beginning of the period	2,644	2,748
Increase expense (i)	107	201
Settlement in the current period	(11)	(40)
Revisions in estimated cash flows	22	15
Translation adjustments	109	(276)
Transfer to held for sale	—	(4)
Balance at end of the period	2,871	2,644

Current	162	96
Non-current	2,709	2,548
	2,871	2,644

(i) In six-month ended of 2013, US$91 in Consolidated.

17.                               Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court.  When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by legal advice of the legal board of the Company and by its legal consultants.

	Three-month period ended (unaudited)
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on March 31, 2013	723	257	767	38	1,785
Additions	83	35	32	9	159
Reversals	(25)	(2)	(58)	(4)	(89)
Payments	(65)	(8)	(47)	(2)	(122)
Indexation and interest	7	(4)	9	3	15
Translation adjustment	(45)	(44)	(3)	(3)	(95)
Transfer to held for sale	—	—	4	—	4
Balance on June 30, 2013	678	234	704	41	1,657

Balance on March 31, 2014	348	216	767	42	1,373
Additions	58	4	56	—	118
Reversals	—	(15)	(34)	—	(49)
Payments	(6)	(3)	(7)	(2)	(18)
Indexation and interest	—	18	25	—	43
Translation adjustment	6	5	22	1	34
Balance on June 30, 2014	406	225	829	41	1,501

	Six-month period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2012	996	287	748	34	2,065
Additions	54	42	175	13	284
Reversals	(46)	(44)	(108)	(4)	(202)
Payments	(245)	(8)	(53)	(2)	(308)
Indexation and interest	(45)	(1)	1	4	(41)
Translation adjustment	(36)	(42)	(56)	(4)	(138)
Transfer to held for sale	—	—	5	—	5
Balance on June 30, 2013 (unaudited)	678	234	712	41	1,665

Balance on December 31, 2013	330	209	709	28	1,276
Additions	98	13	109	18	238
Reversals	(27)	(24)	(58)	(4)	(113)
Payments	(7)	(6)	(13)	(2)	(28)
Indexation and interest	(4)	20	35	(4)	47
Translation adjustment	16	13	47	5	81
Balance on June 30, 2014 (unaudited)	406	225	829	41	1,501

Provisions for tax litigation - The nature of tax contingencies balances refer basically to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources (“CFEM”) as well as denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes at our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation (“AITP”) and questioning about the location for the purpose of assessment of Service Tax (“ISS”).

Provisions for civil litigation Relates to the demands concerning contracts between Vale and unrelated service suppliers companies, requiring differences in amounts due to alleged losses that have occurred due to various economic plans, while other demands are related to accidents, actions damages and other demands.

Provisions for labor and social security litigation - Consist of lawsuits filed by employees and service suppliers, from employment relationships. The most recurring claims are related to payment of overtime, hours in intinere, and health and safety. The social security (“INSS”) contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

In addition to those provisions, there are also judicial deposits. These court-ordered deposits are legally required and are monetarily updated and reported in non-current assets until a judicial decision to draw the deposit occurs, in case of a non-favorable decision to Vale. Judicial deposits are as follows:

	June 30, 2014	December 31, 2013
	(unaudited)
Tax litigations	425	433
Civil litigations	269	176
Labor litigations	937	870
Environmental litigations	1	11
Total	1,632	1,490

The Company discusses, at administrative and judicial levels, claims where the expectation of loss is classified as possible and considers that there is no need to recognize a provision, based on legal support. These possible contingent liabilities are as follows:

	June 30, 2014	December 31, 2013
	(unaudited)
Tax litigation	3,817	3,789
Civil litigation	1,406	1,219
Labor litigation	1,649	2,271
Environmental litigation	1,357	1,343
Total	8,229	8,622

The most significant possible loss tax risk relates to the deductibility of social contribution payments on the Income Tax basis of calculation.

18.                               Income Taxes Settlement Program (“REFIS”)

In November 2013, The Company elected to participate in a corporate Income Tax Settlement Program (“REFIS”) for payment of amounts relating to income tax and social contribution on the net income of its non-Brazilian subsidiaries and affiliates from 2003 to 2012.

During 2014, we paid US$246, and on June 30, 2014, the balance of US$7.519 (US$525 in current and US$ 6.994 in non-current) is due in 172 monthly installments, bearing interest at the Selic rate.

19.                               Deferred Income Taxes

We analyze the potential tax impact associated with undistributed earnings of each of our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates totaled approximately US$22,190 on June 30, 2014. As described in Note 18, in 2013 we entered at the Brazilian REFIS program to pay the amounts related to the collection of income taxes on equity gain on foreign subsidiaries and affiliates from 2003 to 2012 and therefore, the repatriation of these earnings would have no Brazilian tax consequences.

The income of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances were as follows:

	Three-month period ended (unaudited)
	Assets	Liabilities	Total
Balance on March 31, 2013	4,250	3,351	899
Net income effect	256	(68)	324
Translation adjustment for the period	(334)	(72)	(262)
Other comprehensive income	74	4	70
Net effect of discontinued operations of the period	—	(1)	1
Balance on June 30, 2013	4,246	3,214	1,032

Balance on March 31, 2014	4,690	3,210	1,480
Net income effect	(396)	56	(452)
Translation adjustment for the period	86	62	24
Other comprehensive income	10	35	(25)
Balance on June 30, 2014	4,390	3,363	1,027

	Six-month period ended (unaudited)
	Assets	Liabilities	Total
Balance on December 31, 2012	4,058	3,386	672
Net income effect	412	(80)	492
Translation adjustment for the period	(295)	(89)	(206)
Other comprehensive income	71	(1)	72
Net effect of discontinued operations of the period	—	(2)	2
Balance on June 30, 2013	4,246	3,214	1,032

Balance on December 31, 2013	4,523	3,228	1,295
Net income effect	(425)	88	(513)
Translation adjustment for the period	273	3	270
Other comprehensive income	19	44	(25)
Balance on June 30, 2014	4,390	3,363	1,027

Deferred assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may suffer changes in future.

The income tax in Brazil comprises the taxation on income and social contribution on profit. The statutory rate applicable in the period presented is 34%. In other countries where we have operations we are subject to various rates, depending on jurisdiction.

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Net income before income taxes	2,388	308	5,753	4,343
Income taxes at statutory rates - 34%	(812)	(105)	(1,956)	(1,477)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	296	303	575	617
Tax incentives	46	(18)	179	112
Results of overseas companies taxed by different rates which differs from the parent company rate	(136)	(167)	(418)	(87)
Results of equity investments	83	18	149	77
Undeductible impairment	(171)	—	(171)	—
Constitution/reversal for tax loss carryfoward	(120)	197	(113)	165
Other	(189)	(157)	(237)	(263)
Income taxes on the profit for the period	(1,003)	71	(1,992)	(856)

20.                               Employee Benefits Obligations

The Company had announced on its year end 2013 financial statements that it expects to contribute US$354 to its pension plan during 2014. As of June 30, 2014 it had contributed US$182. No significant changes are expected in relation to the estimate disclosed in the financial statements for the year ended December 31, 2013.

a)                                     Pension Plan

Reconciliation of assets and liabilities in Balance Sheet

				Total
	Consolidated			Consolidated
	June 30, 2014 (unaudited)			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the period	1,191	—	—	844	—	—
Interest income	—	—	—	71	—	—
Changes in asset ceiling/ onerous liability	268	—	—	422	—	—
Effect of exchange rate changes	87	—	—	(146)	—	—
Ended of the period	1,546	—	—	1,191	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(4,458)	(4,308)	(1,731)	(4,080)	(4,406)	(1,693)
Fair value of assets	6,004	3,894	—	5,271	3,804	—
Effect of the asset ceiling	(1,546)	—	—	(1,191)	—	—
Assets (liabilities) to be provisioned	—	(414)	(1,731)	—	(602)	(1,693)

Current liabilities	—	(8)	(95)	—	(9)	(88)
Non-current liabilities	—	(406)	(1,636)	—	(593)	(1,605)
Assets (liabilities) to be provisioned	—	(414)	(1,731)	—	(602)	(1,693)

Costs recognized in the Income Statements for the period:

	Three-month period ended (unaudited)
	June 30, 2014			June 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	8	16	8	—	31	12
Interest on actuarial liabilities	125	52	25	76	105	25
Interest income on plan assets	(165)	(39)	—	(94)	(84)	—
Effect of the asset ceiling	38	—	—	18	—	—
Total cost, net	6	29	33	—	52	37

	Six-month period ended (unaudited)
	June 30, 2014			June 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	15	31	16	—	65	23
Interest on actuarial liabilities	243	105	48	154	216	51
Interest income on plan assets	(285)	(77)	—	(192)	(172)	—
Effect of the asset ceiling	38	—	—	38	—	—
Total cost, net	11	59	64	—	109	74

Costs recognized in the Statement of Comprehensive Income for the period

	Three-month period ended (unaudited)
	June 30, 2014			June 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the period	(115)	(355)	(198)	(3)	(943)	(383)
Return on plan assets (excluding interest income)	34	130	—	(38)	(190)	5
Change of asset ceiling / costly liabilities (excluding interest income)	(43)	(39)	—	38	—	—
	(9)	91	—	—	(190)	5
Deferred income tax	3	(21)	—	—	62	(1)
Others comprehensive income	(6)	70	—	—	(128)	4
Conversion Effect	(3)	1	(1)	—	27	12
Accumulated other comprehensive income	(124)	(284)	(199)	(3)	(1,044)	(367)

	Six-month period ended (unaudited)
	June 30, 2014			June 30, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the period	(94)	(395)	(196)	(3)	(964)	(381)
Return on plan assets (excluding interest income)	16	180	—	(245)	(165)	5
Change of asset ceiling / costly liabilities (excluding interest income)	(51)	(39)	—	245	—	—
	(35)	141	—	—	(165)	5
Deferred income tax	12	(33)	—	—	62	(1)
Others comprehensive income	(23)	108	—	—	(103)	4
Conversion Effect	(7)	1	(3)	—	20	12
Accumulated other comprehensive income	(124)	(286)	(199)	(3)	(1,047)	(365)

b)                                     Incentive Plan in Results

The Company has a “Participation in Results Program” (“PPR”) measured on the evaluation of individual and collective performance of its employees.

The Participation in the Results of the Company for each employee is calculated individually according to the achievement of goals previously established using indicators for the: performances of the Company, Business Unit, Team and Individual. The contribution of each performance unit to the performance scores of the employees is discussed and agreed each year, between the Company and the Unions.

The Company accrued expenses/costs related to participation in the results as follow:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Operational expenses	8	29	48	82
Cost of goods sold and services rendered	116	90	207	186
Total	124	119	255	268

c)                                      Long-term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the Long-term Incentive Plan (“ILP”) is the same as presented in financial statements for the year end December 31, 2013. The total number of shares subject to the Long Term Compensation Plan on June 30, 2014 and December 31, 2013 are 6,109,592 and 6,214,288, and total expense/cost recorded of US$74 and US$84, respectively on result.

21.                               Classification of financial instruments

The classification of financial assets and liabilities is as follows:

	June 30, 2014 (unaudited)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total
Financial assets
Current
Cash and cash equivalents	7,065	—	—	—	7,065
Derivative financial instruments	—	216	13	—	229
Accounts receivable	4,170	—	—	—	4,170
Related parties	690	—	—	—	690
Others	2				2
	11,927	216	13	—	12,156
Non-current
Related parties	105	—	—	—	105
Loans and financing agreements	237	—	—	—	237
Derivative financial instruments	—	198	—	—	198
Others	—	—	—	5	5
	342	198	—	5	545
Total of Assets	12,269	414	13	5	12,701

Financial liabilities
Current
Suppliers and contractors	3,727	—	—	—	3,727
Derivative financial instruments	—	403	20	—	423
Loans and financing	1,801	—	—	—	1,801
Related parties	219	—	—	—	219
	5,747	403	20	—	6,170
Non-current
Derivative financial instruments	—	950	4	—	954
Loans and financing	28,061	—	—	—	28,061
Related parties	177	—	—	—	177
Stockholders’ Debentures	—	2,182	—	—	2,182
	28,238	3,132	4	—	31,374
Total of Liabilities	33,985	3,535	24	—	37,544

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See Note 23a.

	December 31, 2013
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total
Financial assets
Current
Cash and cash equivalents	5,321	—	—	—	5,321
Derivative financial instruments	—	196	5	—	201
Accounts receivable	5,703	—	—	—	5,703
Related parties	261	—	—	—	261
Others	3				3
	11,288	196	5	—	11,489
Non-current
Related parties	108	—	—	—	108
Loans and financing agreements	241	—	—	—	241
Derivative financial instruments	—	140	—	—	140
Others	—	—	—	5	5
	349	140	—	5	494
Total of Assets	11,637	336	5	5	11,983

Financial liabilities
Current
Suppliers and contractors	3,772	—	—	—	3,772
Derivative financial instruments	—	199	39	—	238
Loans and financing	1,775	—	—	—	1,775
Related parties	205	—	—	—	205
	5,752	199	39	—	5,990
Non-current
Derivative financial instruments	—	1,480	12	—	1,492
Loans and financing	27,670	—	—	—	27,670
Related parties	5	—	—	—	5
Stockholders’ Debentures	—	1,775	—	—	1,775
	27,675	3,255	12	—	30,942
Total of Liabilities	33,427	3,454	51	—	36,932

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See Note 23a.

22.                               Fair Value Estimative

The Company considered the same assumptions and calculation methods presented on the financial statements of December 31, 2013, to measure the fair value of assets and liabilities for the period.

a)            Assets and liabilities measured and recognized at fair value

	June 30, 2014 (unaudited)	December 31, 2013
	Level 2 (i)	Level 2 (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	216	196
Derivatives designated as hedge	13	5
	229	201
Non-Current
Derivatives at fair value through profit or loss	198	140
	198	140
Total of Assets	427	341

Financial Liabilities
Current
Derivatives at fair value through profit or loss	403	199
Derivatives designated as hedge	20	39
	423	238
Non-Current
Derivatives at fair value through profit or loss	950	1,480
Derivatives designated as hedge	4	12
Stockholders’ debentures	2,182	1,775
	3,136	3,267
Total of Liabilities	3,559	3,505

(i) No classification according to levels 1 and 3 at June 30, 2014 and December 31, 2013.

b)            Fair value measurement compared to book value

For loans allocated to Level 1 market approach to the contracts listed on the secondary market is the evaluation method used to estimate debt fair value. For loans allocated Level 2, the fair value for both fixed-indexed rate debt and floating rate debt is determined by the discounted cash flow using the future values of the LIBOR and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	June 30, 2014 (unaudited)
	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
Loans (long term) (i)	29,462	31,396	17,405	13,991

(i) Net interest of US$400

(ii) No classification according to level 3.

	December 31, 2013
	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
Loans (long term) (i)	28,996	30,005	15,964	14,041

(i) Net interest of US$449

(ii) No classification according to level 3.

23.                               Derivatives  financials instruments

a)                                     Derivatives effects on Balance Sheet

	Assets
	June 30, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	—	—	174	—
EURO floating rate vs. US$ fixed rate swap	167	4	—	—
IPCA swap	10	18	—	—
Eurobonds swap	—	122	13	101
Pre dollar swap	5	—	5	—
	182	144	192	101
Commodities price risk
Nickel:
Nickel fixed price program	16	—	4	—
Bunker oil	18	—	—	—
	34	—	4	—
Warrants
SLW options (Note 28)	—	54	—	39
	—	54	—	39
Embedded derivatives
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	13	—	5	—
	13	—	5	—
Total	229	198	201	140

	Liabilities
	June 30, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	378	838	185	1,369
IPCA swap	—	11	—	—
Eurobonds swap	3	10	1	—
Pre dollar swap	—	89	1	110
	381	948	187	1,479
Commodities price risk
Nickel:	22	1	3
Bunker oil	—	—	9	—
	22	1	12	—
Embedded derivatives
Gas Oman	—	1	—	1
	—	1	—	1
Derivatives designated as hedge (cash flow hedge)
Bunker oil	2	—	12	—
Foreign exchange	18	4	27	12
	20	4	39	12
Total	423	954	238	1,492

b)             Derivatives´effects in the Statement of Income, Cash Flow and Other Comprehensive Income

	Three-month period ended (unaudited)
	Amount of gain or(loss) recognized as financial income (expense)		Financial settlement inflows/ (Outflows)		Amount of gain (loss) recognized in OCI
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	331	(809)	95	93	—	—
IPCA swap	9	—	—	—	—	—
Eurobonds swap	1	41	—	—	—	—
Pre dollar swap	22	(46)	3	5	—	—
	363	(814)	98	98	—	—
Commodities price risk
Nickel:
Nickel fixed price program	(3)	1	3	1	—	—
Bunker oil	15	(105)	—	(11)	—	—
	12	(104)	3	(10)	—	—
Warrants
SLW options (Note 28)	7	(48)	—	—	—	—
	7	(48)	—	—	—	—
Embedded derivatives
Gas Oman	1	—	—	—	—	—
	1	—	—	—	—	—
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(6)	(13)	(6)	(13)	26	(35)
Foreign exchange	(9)	(4)	(9)	(4)	21	(24)
	(15)	(17)	(15)	(17)	47	(59)
Total	368	(983)	86	71	47	(59)

	Six-month period ended (unaudited)
	Amount of gain or(loss) recognized as financial income (expense)		Financial settlement inflows/ (Outflows)		Amount of gain or (loss) recognized in OCI
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	525	(667)	123	175	—	—
IPCA swap	16	—	—	—	—	—
Eurobonds swap	7	1	10	(5)	—	—
Pre dollar swap	33	(38)	5	10	—	—
	581	(704)	138	180	—	—
Commodities price risk
Nickel:
Nickel fixed price program	(4)	2	4	(2)	—	—
Bunker oil	18	(120)	(8)	(10)	—	—
	14	(118)	(4)	(12)	—	—
Warrants
SLW options (Note 28)	15	(55)	—	—	—	—
	15	(55)	—	—	—	—
Embedded derivatives
Gas Oman	1	—	—	—	—	—
	1	—	—	—	—	—
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(9)	(13)	(9)	(13)	19	(48)
Strategic nickel	—	13	—	13	—	(13)
Foreign exchange	(22)	—	(22)	—	11	(41)
	(31)	—	(31)	—	30	(102)
Total	580	(877)	103	168	30	(102)

The maturities dates of the consolidated financial instruments are as follows:

Maturities dates
Currencies/ Interest Rates	July 2023
Gas Oman	April 2016
Nickel	July 2016
Copper	September 2014
Warrants	February 2023
Bunker Oil	December 2014

Additional information about derivative financial instruments

Value at risk computation methodology

The value at risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering a one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. There was no cash amount subject to margin calls on June 30, 2014.

Initial cost of contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of June 30, 2014, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value (considering counterparty credit risk)(1), gains or losses in the period, value at risk and the fair value for the remaining years of the operations per each group of instruments.

Foreign exchange and interest rates derivative positions

Protection program for the Real denominated debt indexed to CDI

•                  CDI vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to CDI.

•                  CDI vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays floating rates in US$ (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

											US$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013		Index	Average rate	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016	2017

CDI vs. fixed rate swap
Receivable	R$	5,496	R$	5,096	CDI	108.35%	2,601	2,391	180
Payable	US$	2,768	US$	2,603	US$+	3.71%	(2,874)	(2,799)	(106)
Net							(273)	(408)	74	32	35	(72)	(189)	(47)
Adjusted Net for credit risk							(276)	(411)			35	(73)	(190)	(48)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	203	190	9
Payable	US$	250	US$	250	Libor +	0.99%	(253)	(254)	(2)
Net							(50)	(64)	7	3	9	(59)	—	—
Adjusted Net for credit risk							(50)	(64)			9	(59)	—	—

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

(1)  The “Adjusted net/total for credit risk” considers the adjustments for credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13.

Protection program for the real denominated debt indexed to TJLP

•                  TJLP vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(2) to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to TJLP.

•                  TJLP vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to US$. In those swaps, Vale pays floating rates in US$ and receives payments linked to TJLP.

											US$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013		Index	rate	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016	2017-2023

Swap TJLP vs. fixed rate swap
Receivable	R$	6,305	R$	6,456	TJLP +	1.37%	2,508	2,401	220
Payable	US$	3,214	US$	3,310	USD +	1.98%	(3,106)	(3,172)	(181)
Net							(598)	(771)	39	95	(16)	(31)	(85)	(466)
Adjusted Net for credit risk							(635)	(803)			(17)	(32)	(86)	(500)

Swap TJLP vs. floating rate swap
Receivable	R$	611	R$	615	TJLP +	0.88%	235	224	19
Payable	US$	348	US$	350	Libor +	-1.15%	(319)	(324)	(13)
Net							(84)	(100)	6	8	(34)	3	(0)	(53)
Adjusted Net for credit risk							(85)	(102)			(34)	3	(0)	(54)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•                  BRL fixed rate vs. US$ fixed rate swap: In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in BRL linked to fixed rate to US$ linked to fixed. In those swaps, Vale pays fixed rates in US$ and receives fixed rates in BRL.

											US$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013		Index	Average rate	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016	2017-2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	793	R$	824	Fix	4.49%	316	309	33
Payable	US$	427	US$	446	US$-	-1.14%	(397)	(411)	(28)
Net							(81)	(102)	5	9	4	(15)	(52)	(18)
Adjusted Net for credit risk							(84)	(106)			4	(15)	(53)	(20)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL. The objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated debt indexed to IPCA

•                  IPCA vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to IPCA into US$ on the debenture contracts issued by Vale in 2014 with a notional amount of BRL 1 billion. In those swaps, Vale pays fixed rates in US$ and receives payments linked to IPCA.

(2)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

										US$ Million
	Notional ($ million)					Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013	Index	Average rate	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016	2017 - 2021

IPCA vs. US$ fixed rate swap
Receivable	R$	1,000	—	IPCA +	6.55%	488	—	—
Payable	US$	434	—	US$ +	3.98%	(470)	—	—
Net						18	—	—	89	—	10	11	(3)
Adjusted Net for credit risk						16	—			—	10	10	(4)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL. The objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for Euro denominated debt

•                  EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to US$ linked to fixed rate. This contract was entered into to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in US$.

											US$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013		Index	Average rate	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016- 2023

Receivable		€1,000		€1,000	EUR	4.063%	1,575	1,530	786
Payable	US$	1,302	US$	1,288	US$	4.511%	(1,459)	(1,411)	(775)
Net							116	119	11	27	—	(3)	119
Adjusted Net for credit risk							109	113			—	(3)	112

Type of contracts: OTC Contracts

Protected item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/US$ exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•                  Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in US$ and the disbursements denominated in Canadian Dollars.

											US$ Million
	Notional ($ million)					Average rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013		Buy/ Sell	(CAD/USD)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016

Forward	CAD	483	CAD	786	B	1.022	(23)	(38)	—	3	(12)	(11)	(0)
Adjusted total for credit risk							(23)	(39)			(12)	(11)	(0)

Type of contracts: OTC Contracts

Hedged item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/US$ exchange rate.

Commodity derivative positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel purchase protection program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final or original product sold to our clients, hedging transactions were implemented. The trades are usually implemented by the sale and/or buy of nickel forward or future contracts at LME or over-the-counter operations.

									US$ Million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014
Nickel Futures	304	168	S	18,426	(0.32)	0.03	0.35	0.13	(0.32)
Adjusted total for credit risk					(0.32)	0.03			(0.32)

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Nickel fixed price program

In order to maintain the revenues exposure to nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that require a fixed price. These trades aim to guarantee that the prices of these operations would be the same as the average prices negotiated in LME on the date the product is delivered to the client. It normally involves buying nickel forwards (over-the-counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

									US$ Million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016

Nickel Futures	8,072	6,317	B	17,322	16	(2)	8	4	14	2	0
Adjusted total for credit risk					16	(2)			14	2	0

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to fixed price sales of nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Copper scrap purchase protection program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchases and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or over-the-counter operations.

									US$ Million
	Notional (lbs)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/lbs)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014

Forward	357,348	1,101,029	S	3.06	(0.05)	(0.14)	0.04	0.02	(0.05)
Adjusted total for credit risk					(0.05)	(0.14)			(0.05)

Type of contracts: OTC contracts

Protected item: of Vale’s revenues linked to copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to copper price.

Bunker Oil purchase protection program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

									US$ Million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/mt)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014

Forward	813,500	—	B	591	12	—	5	6	12
Adjusted total for credit risk					12	—			12

Type of contracts: OTC Contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Bunker Oil purchase hedging program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

									US$ Million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/mt)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014

Forward	1,442,500	1,590,000	B	599	10	(3)	(3)	10	10
Adjusted total for credit risk					10	(3)			10

Type of contracts: OTC contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Sell of part of future gold production (subproduct) from Vale

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company who´s shares are listed on the Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable produced as a sub product from the Salobo copper mine during its life and 70% of gold payable produced as a sub product form certain nickel mines in Sudbury over the course of 20 years. For this transaction a payment was received part in cash (US$ 1.9 billion) and part as 10 million SLW warrants with strike price of US$ 65 and 10 years term, where this last part is considered an American call option.

											US$ Million
	Notional ($ million)					Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014		December 31, 2013		Buy/ Sell	(US$/stock)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2023

Call Option	US$	10	US$	10	B	65	54	40	—	4	54
Adjusted total for credit risk							54	40			54

Embedded derivative positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were outstanding as at June 30, 2014:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on future nickel and copper prices. These provisions are considered as embedded derivatives.

									US$ Million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014

Nickel Forwards	3,992	2,111		18,424	0.60	0.04	10.83		0.60
			S
Copper Forwards	6,341	6,277		6,762	0.10	0.35	(0.96)		0.10
Total					0.70	0.39	9.86	2.14	0.70

Gas purchase for pelletizing company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

									US$ Million
	Notional (volume/month)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	June 30, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	June 30, 2014	December 31, 2013	June 30, 2014	June 30, 2014	2014	2015	2016

Call Options	746,667	746,667	S	179.36	(0.7)	(1.5)	—	0.9	(0.0)	(0.5)	(0.2)

a)             Market curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	18,715.00	DEC14	19,077.71	JUN15	19,025.51
JUL14	18,997.28	JAN15	19,072.86	JUN16	18,821.30
AUG14	19,023.31	FEB15	19,066.14	JUN17	18,635.40
SEP14	19,045.59	MAR15	19,056.71	JUN18	18,514.59
OCT14	19,060.71	APR15	19,048.14
NOV14	19,073.57	MAY15	19,038.36

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.19	DEC14	3.18	JUN15	3.17
JUL14	3.19	JAN15	3.18	JUN16	3.15
AUG14	3.19	FEB15	3.17	JUN17	3.13
SEP14	3.18	MAR15	3.17	JUN18	3.11
OCT14	3.18	APR15	3.17
NOV14	3.18	MAY15	3.17

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	610.23	DEC14	603.35	JUN15	598.55
JUL14	609.08	JAN15	603.13	JUN16	581.69
AUG14	607.89	FEB15	602.91	JUN17	572.81
SEP14	605.65	MAR15	602.00	JUN18	569.80
OCT14	604.34	APR15	601.06
NOV14	603.54	MAY15	600.02

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/14	0.73	10/03/16	1.76	04/01/19	3.05
09/01/14	0.45	01/02/17	1.88	07/01/19	3.16
10/01/14	0.71	04/03/17	2.02	10/01/19	3.28
01/02/15	0.89	07/03/17	2.17	01/02/20	3.38
04/01/15	1.01	10/02/17	2.30	04/01/20	3.49
07/01/15	1.13	01/02/18	2.44	07/01/20	3.58
10/01/15	1.24	04/02/18	2.56	01/04/21	3.82
01/04/16	1.38	07/02/18	2.70	07/01/21	4.02
04/01/16	1.50	10/01/18	2.83	01/03/22	4.23
07/01/16	1.63	01/02/19	2.95	01/02/23	4.61

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.16	6M	0.27	11M	0.29
2M	0.19	7M	0.27	12M	0.29
3M	0.23	8M	0.28	2Y	0.59
4M	0.25	9M	0.28	3Y	1.01
5M	0.26	10M	0.28	4Y	1.43

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/14	5.00	10/03/16	5.00	04/01/19	5.00
09/01/14	5.00	01/02/17	5.00	07/01/19	5.00
10/01/14	5.00	04/03/17	5.00	10/01/19	5.00
01/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	04/01/20	5.00
07/01/15	5.00	01/02/18	5.00	07/01/20	5.00
10/01/15	5.00	04/02/18	5.00	01/04/21	5.00
01/04/16	5.00	07/02/18	5.00	07/01/21	5.00
04/01/16	5.00	10/01/18	5.00	01/03/22	5.00
07/01/16	5.00	01/02/19	5.00	01/02/23	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/14	10.81	10/03/16	11.51	04/01/19	11.94
09/01/14	10.81	01/02/17	11.54	07/01/19	11.96
10/01/14	10.79	04/03/17	11.62	10/01/19	11.97
01/02/15	10.78	07/03/17	11.68	01/02/20	11.98
04/01/15	10.82	10/02/17	11.74	04/01/20	12.02
07/01/15	10.91	01/02/18	11.79	07/01/20	12.06
10/01/15	11.05	04/02/18	11.84	01/04/21	12.06
01/04/16	11.17	07/02/18	11.88	07/01/21	12.09
04/01/16	11.31	10/01/18	11.92	01/03/22	12.12
07/01/16	11.41	01/02/19	11.93	01/02/23	12.18

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/14	6.03	10/03/16	6.01	04/01/19	5.89
09/01/14	6.03	01/02/17	5.95	07/01/19	5.88
10/01/14	6.01	04/03/17	5.95	10/01/19	5.86
01/02/15	6.00	07/03/17	5.94	01/02/20	5.84
04/01/15	6.04	10/02/17	5.94	04/01/20	5.86
07/01/15	6.12	01/02/18	5.94	07/01/20	5.87
10/01/15	6.07	04/02/18	5.94	01/04/21	5.83
01/04/16	6.06	07/02/18	5.93	07/01/21	5.83
04/01/16	6.05	10/01/18	5.93	01/03/22	5.82
07/01/16	6.03	01/02/19	5.91	01/02/23	5.82

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.09	6M	0.25	11M	0.29
2M	0.13	7M	0.26	12M	0.29
3M	0.18	8M	0.27	2Y	0.31
4M	0.21	9M	0.28	3Y	0.39
5M	0.24	10M	0.28	4Y	0.51

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.25	6M	1.38	11M	1.30
2M	1.25	7M	1.35	12M	1.29
3M	1.27	8M	1.33	2Y	1.43
4M	1.33	9M	1.32	3Y	1.63
5M	1.36	10M	1.31	4Y	1.84

Currencies - Ending rates

CAD/US$	0.9364	US$/BRL	2.2025	EUR/US$	1.3690

Sensitivity analysis(3)

We present below the sensitivity analysis for all derivative positions outstanding as of June 30, 2014 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                  Fair Value: the fair value of the instruments as at June 30, 2014;

•                  Scenario I: Potencial change in fair value of Vale’s financial instruments’ positions considering a 25% deterioration of market curves for underlying market risk factors;

•                  Scenario II: Potencial change in fair value of Vale’s financial instruments’ positions considering a 25% increase of market curves for underlying market risk factors;

•                  Scenario III: Potencial change in fair value of Vale’s financial instruments’ positions considering a 50% deterioration of market curves for underlying market risk factors;

•                  Scenario IV: Potencial change in fair value of Vale’s financial instruments’ positions considering a 50% increase of market curves for underlying market risk factors;

Sensitivity analysis — summary of the US$/BRL fluctuation — debt, cash investments and derivatives

Sensitivity analysis - Summary of the US$/BRL fluctuation	Amounts in US$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	BRL fluctuation	—	—	—	—
Funding	Debt denominated in US$	BRL fluctuation	5,268	(5,268)	10,536	(10,536)
Cash Investments	Cash denominated in BRL	BRL fluctuation	—	—	—	—
Cash Investments	Cash denominated in US$	BRL fluctuation	2	(2)	4	(4)
Derivatives*	Consolidated derivatives portfolio	BRL fluctuation	(1,855)	1,855	(3,710)	3,710
Net result			3,415	(3,415)	6,830	(6,830)

(*) Detailed information of derivatives block is described below.

Sensitivity analysis — consolidated derivative position

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. US$fixed rate swap	BRL fluctuation	(276)	(719)	719	(1,437)	1,437
		USD interest rate inside Brazil variation		(18)	18	(37)	35
		Brazilian interest rate fluctuation		(10)	9	(20)	17
		USD Libor variation		(0.04)	0.05	(0.1)	0.1
		BRL fluctuation		(63)	63	(126)	126
	CDI vs. US$floating rate swap	Brazilian interest rate fluctuation	(50)	(0.1)	0.1	(0.2)	0.2
		USD Libor variation		(0.01)	0.01	(0.02)	0.02
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP	TJLP vs. US$fixed rate swap	BRL fluctuation	(635)	(776)	776	(1,553)	1,553
		USD interest rate inside Brazil variation		(47)	45	(98)	87
		Brazilian interest rate fluctuation		165	(146)	353	(276)
		TJLP interest rate fluctuation		(78)	76	(157)	150
	TJLP vs. US$floating rate swap	BRL fluctuation		(80)	80	(160)	160
		USD interest rate inside Brazil variation		(5)	5	(10)	9
		Brazilian interest rate fluctuation	(85)	13	(11)	28	(21)
		TJLP interest rate fluctuation		(6)	6	(12)	12
		USD Libor variation		3	(3)	6	(6)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. US$ fixed rate swap	BRL fluctuation		(99)	99	(198)	198
		USD interest rate inside Brazil variation	(84)	(4)	4	(8)	8
		Brazilian interest rate fluctuation		16	(15)	35	(28)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to IPCA	IPCA vs. US$fixed rate swap	BRL fluctuation		(118)	118	(235)	235
		USD interest rate inside Brazil variation		(11)	10	(24)	20
		Brazilian interest rate fluctuation	16	68	(58)	150	(106)
		IPCA index fluctuation		(31)	34	(61)	69
		USD Libor variation		(4)	4	(8)	7
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt	EUR fixed rate vs. US$fixed rate swap	EUR fluctuation		(394)	394	(788)	788
		EUR Libor variation	109	20	(19)	40	(36)
		USD Libor variation		(31)	29	(66)	55
	Protected Items - Euro denominated debt	EUR fluctuation	n.a.	394	(394)	788	(788)

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)	CAD Forward	CAD fluctuation		(118)	118	(236)	236
		CAD Libor variation	(23)	1	(1)	2	(2)
		USD Libor variation		(0.2)	0.2	(0.5)	0.5
	Protected Items - Disbursement in Canadian dollars	CAD fluctuation	n.a.	118	(118)	236	(236)

(3)  The deterioration scenario of “BRL fluctuation” on the tables of this section means the depreciation of BRL against the USD. The same is applicable for the other currencies fluctuations as risk factors. Specifically on “Sensitivity analysis - cash investments in other currencies” table, we have the depreciation of each currency as a risk factor against another currencies in general, not only USD.

Sensitivity analysis - Commodity Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program	Pruchase / sale of nickel future/forward contracts	Nickel price fluctuation		1	(1)	3	(3)
		Libor USD fluctuation	(0.32)	—	—	—	—
		CAD fluctuation		(0.1)	0.1	(0.2)	0.2
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(1)	1	(3)	3

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation		(38)	38	(77)	77
		Libor USD fluctuation	16	(0.05)	0.05	(0.1)	0.1
		CAD fluctuation		4	(4)	8	(8)
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	38	(38)	77	(77)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation		0.3	(0.3)	0.6	(0.6)
		Libor USD fluctuation	(0.05)	—	—	—	—
		CAD fluctuation		(0.01)	0.01	(0.03)	0.03
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(0.3)	0.3	(0.6)	0.6

Bunker Oil Protection Program	Bunker Oil forward	Bunker Oil price fluctuation Libor USD fluctuation	12	(123)	123	(246)	246
				(0.1)	0.1	(0.2)	0.2
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	123	(123)	246	(246)

Bunker Oil Hedge Program	Bunker Oil forward	Bunker Oil price fluctuation Libor USD fluctuation	10	(218)	218	(437)	437
				(0.1)	0.1	(0.3)	0.3
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	218	(218)	437	(437)

Sell of part of future gold production (subproduct) from Vale	10 million of SLW warrants	SLW stock price fluctuation Libor USD fluctuation	54	(24)	28	(42)	61
				(3)	3	(5)	5
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	24	(28)	42	(61)

Sensitivity analysis - Embedded Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II		Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation CAD fluctuation	0.60	19 0.6	(19 (0.6	) )	38 1.1	(38 (1.1	) )

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation CAD fluctuation	0.10	11 0.4	(11 (0.4	) )	22 1	(22 (1	) )

Embedded derivatives - Gas purchase for Pelletizing Company	Embedded derivatives - Gas purchase	Pellet price fluctuation	(0.7)	0.6	(1.6)		0.7	(4.7)

Sensitivity analysis - cash investments in other currencies

The Company’s cash investments linked to other currencies that not US$ are also subjected to the volatility of foreign exchange currencies.

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in US$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(13)	13	(25)	25
Cash Investments	Cash denominated in CAD	CAD	(0.003)	0.003	(0.01)	0.01
Cash Investments	Cash denominated in GBP	GBP	(7)	7	(13)	13
Cash Investments	Cash denominated in AUD	AUD	(0.2)	0.2	(0.4)	0.4
Cash Investments	Cash denominated in Other Currencies	Others	(31)	31	(62)	62

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of June 30, 2014.

Vale’s Counterparty	Moody’s*	S&P*

ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	—	—
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Brasil	Baa2	BBB-
Banco do Nordeste	Baa3	BBB-
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB-
Banco Votorantim	Baa2	BB+
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB
Barclays	A3	A-
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB+
Caixa Economica Federal	Baa2	BBB-
Citigroup	(P)Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A2	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Itau Unibanco	Baa2	BBB-
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Chartered	A2	A+
Intesa Sanpaolo Spa	Baa2	BBB

* Long Term Rating / LT Foreign Issuer Credit

24                                 Stockholders’ Equity

a)                                     Capital

Stockholders’ Equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In May 2014, the Stockholders approved, at the Extraordinary General Shareholders Meeting, the proposed increase in capital, without issuance of shares, in the total amount of US$1,036, by the capitalization of revenue reserves.

On June 30, 2014, the capital was US$61,614 corresponding to 5,244,316,120 shares without par value.

	June 30, 2014 (unaudited)
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	731,862,132	603,005,411	1,334,867,543
FMP - FGTS	85,030,848	—	85,030,848
PIBB - BNDES	1,600,906	2,381,836	3,982,742
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	260,717,289	531,509,487	792,226,776
Institutional investors	132,954,512	331,111,088	464,065,600
Retail investors in Brazil	50,673,386	413,188,820	463,862,206
Treasury stock	31,535,402	59,405,792	90,941,194
Total	3,217,188,402	2,027,127,718	5,244,316,120

b)                           Treasury stocks

In May 2014, the Stockholders approved, at the Extraordinary General Shareholders Meeting, the proposed cancellation of 39,536,080 common shares and 81,452,900 preferred shares class “A” issued by Vale and held in treasury, arising from the buy-back program approved in June 2011.

On June 30, 2014, there were 90,941,194 treasury stocks, in the total amount of US$1,477, as follows:

	Classes of Shares
	Preferred	Common	Total
Balance on December 31, 2012	140,857,692	71,071,482	211,929,174
Addition	—	—	—
Reduction	—	—	—
Balance on December 31, 2013	140,857,692	71,071,482	211,929,174
Addition	—	—	—
Reduction	(81,451,900)	(39,536,080)	(120,987,980)
Balance on June 30, 2014 (unaudited)	59,405,792	31,535,402	90,941,194

c)                            Basic and diluted earnings per share

Basic and diluted earnings per share were calculated as follows:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net income from continuing operations attributable to the Company’s stockholders	1,428	413	3,943	3,578

Basic and diluted earnings per share:
Income available to preferred stockholders	546	158	1,506	1,366
Income available to common stockholders	882	255	2,437	2,212
Total	1,428	413	3,943	3,578

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share from continuing operations
Basic earnings per preferred share	0.28	0.09	0.77	0.70
Basic earnings per common share	0.28	0.09	0.77	0.70

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Loss from discontinuing operations attributable to the Company’s stockholders	—	11	—	(45)

Basic and diluted earnings per share:
Loss available to preferred stockholders	—	4	—	(17)
Loss available to common stockholders	—	7	—	(28)
Total	—	11	—	(45)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share from discontinuing operations
Basic earnings per preferred share	—	—	—	(0.01)
Basic earnings per common share	—	—	—	(0.01)

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net income attributable to the Company’s stockholders	1,428	424	3,943	3,533

Basic and diluted earnings per share:
Income available to preferred stockholders	546	162	1,506	1,349
Income available to common stockholders	882	262	2,437	2,184
Total	1,428	424	3,943	3,533

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share
Basic earnings per preferred share	0.28	0.09	0.77	0.69
Basic earnings per common share	0.28	0.09	0.77	0.69

d)            Remuneration of stockholders

The amounts paid to stockholders, by nature of remuneration, are as follows:

	Remuneration attributed to Stockholders
	Dividends	Interest on capital	Total	Amount per outstanding preferred or common share
Amounts paid on the 1st half-year of 2013
First installment - April	400	1,850	2,250	0.436607084
	400	1,850	2,250
Amounts paid on the 1st half-year of 2014
First installment - April	—	2,100	2,100	0.407499945
	—	2,100	2,100

25.          Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

a)            Results by segment

	Three-month period ended (unaudited)
	June 30, 2014
	Bulk Materials	Basic Metals	Fertilizers	Others	Total
Results
Net operating revenue	7,140	1,889	614	259	9,902
Cost and expenses	(3,898)	(1,280)	(542)	(286)	(6,006)
Impairment of assets	(774)	—	—	—	(774)
Depreciation, depletion and amortization	(409)	(367)	(116)	(9)	(901)
Operating income (loss)	2,059	242	(44)	(36)	2,221

Financial results, net	8	(68)	7	(6)	(59)
Results on sale of investments from associates and joint ventures	—	—	—	(18)	(18)
Equity results from associates and joint ventures	242	(6)	—	8	244
Income taxes	(934)	(63)	7	(13)	(1,003)
Net income (loss)	1,375	105	(30)	(65)	1,385

Loss attributable to noncontrolling interests	(22)	(11)	(2)	(8)	(43)
Income (loss) attributable to the company’s stockholders	1,397	116	(28)	(57)	1,428

Sales classified by geographic area:
America, except United States	183	257	12	12	464
United States of America	—	263	—	108	371
Europe	1,033	687	25	6	1,751
Middle East/Africa/Oceania	416	42	—	—	458
Japan	761	231	—	3	995
China	3,390	165	—	—	3,555
Asia, except Japan and China	584	242	12	—	838
Brazil	773	2	565	130	1,470
Net operating revenue	7,140	1,889	614	259	9,902

	Three-month period ended (unaudited)
	June 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	7,926	1,688	760	289	10,663	369	11,032
Cost and expenses	(3,592)	(1,292)	(727)	(426)	(6,037)	(311)	(6,348)
Depreciation, depletion and amortization	(482)	(446)	(105)	(9)	(1,042)	(40)	(1,082)
Operating income (loss)	3,852	(50)	(72)	(146)	3,584	18	3,602

Financial results, net	(3,405)	36	5	35	(3,329)	2	(3,327)
Equity results from associates and joint ventures	106	(3)	—	(50)	53	—	53
Income taxes	1	24	61	(15)	71	(9)	62
Net income (loss)	554	7	(6)	(176)	379	11	390

Net loss attributable to noncontrolling interests	(5)	(4)	(5)	(20)	(34)	—	(34)
Income (loss) attributable to the company’s stockholders	559	11	(1)	(156)	413	11	424

Sales classified by geographic area:
America, except United States	189	238	14	10	451	—	451
United States of America	—	277	—	83	360	—	360
Europe	1,369	606	36	—	2,011	—	2,011
Middle East/Africa/Oceania	500	21	4	—	525	—	525
Japan	1,047	149	—	—	1,196	—	1,196
China	3,366	186	—	—	3,552	—	3,552
Asia, except Japan and China	725	167	6	—	898	—	898
Brazil	730	44	700	196	1,670	369	2,039
Net operating revenue	7,926	1,688	760	289	10,663	369	11,032

	Six-month period ended (unaudited)
	June 30, 2014
	Bulk Materials	Basic Metals	Fertilizers	Others	Total
Results
Net operating revenue	14,095	3,617	1,147	546	19,405
Cost and expenses	(7,422)	(2,459)	(1,040)	(541)	(11,462)
Impairment of assets	(774)	—	—	—	(774)
Depreciation, depletion and amortization	(901)	(796)	(216)	(14)	(1,927)
Operating income (loss)	4,998	362	(109)	(9)	5,242

Financial results, net	295	(199)	9	(15)	90
Results on sale of investments from associates and joint ventures	—	—	—	(18)	(18)
Equity results from associates and joint ventures	471	(12)	—	(20)	439
Income taxes	(1,905)	(97)	26	(16)	(1,992)
Net income (loss)	3,859	54	(74)	(78)	3,761

Loss attributable to noncontrolling interests	(42)	(124)	(7)	(9)	(182)
Income (loss) attributable to the company’s stockholders	3,901	178	(67)	(69)	3,943

Sales classified by geographic area:
America, except United States	386	605	22	12	1,025
United States of America	2	525	—	232	759
Europe	2,221	1,280	52	6	3,559
Middle East/Africa/Oceania	865	77	—	—	942
Japan	1,476	396	—	3	1,875
China	6,448	320	—	—	6,768
Asia, except Japan and China	1,172	411	15	—	1,598
Brazil	1,525	3	1,058	293	2,879
Net operating revenue	14,095	3,617	1,147	546	19,405

	Six-month period ended (unaudited)
	June 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	General cargo logistics	Total
Results
Net operating revenue	15,820	3,530	1,481	478	21,309	658	21,967
Cost and expenses	(7,075)	(2,437)	(1,366)	(589)	(11,467)	(614)	(12,081)
Depreciation, depletion and amortization	(896)	(909)	(224)	(20)	(2,049)	(79)	(2,128)
Operating income (loss)	7,849	184	(109)	(131)	7,793	(35)	7,758

Financial results, net	(3,731)	75	(3)	(16)	(3,675)	3	(3,672)
Equity results from associates and joint ventures	286	(7)	—	(54)	225	—	225
Income taxes	(894)	(1)	63	(24)	(856)	(13)	(869)
Net income (loss)	3,510	251	(49)	(225)	3,487	(45)	3,442

Loss attributable to noncontrolling interests	(29)	(32)	—	(30)	(91)	—	(91)
Income (loss) attributable to the company’s stockholders	3,539	283	(49)	(195)	3,578	(45)	3,533

Sales classified by geographic area:
America, except United States	374	549	25	10	958	—	958
United States of America	3	565	—	108	676	—	676
Europe	2,784	1,226	69	—	4,079	—	4,079
Middle East/Africa/Oceania	935	38	11	7	991	—	991
Japan	1,409	285	—	—	1,694	—	1,694
China	7,557	437	—	—	7,994	—	7,994
Asia, except Japan and China	1,301	383	19	—	1,703	—	1,703
Brazil	1,457	47	1,357	353	3,214	658	3,872
Net operating revenue	15,820	3,530	1,481	478	21,309	658	21,967

	Three-month period ended (unaudited)
	June 30, 2014
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit (loss)	Depreciation, depletion and amortization	Impairment	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	5,351	(2,359)	(212)	(68)	(33)	2,679	(304)	(500)	1,875	38,640	1,141	636
Pellets	1,254	(623)	(15)	—	(6)	610	(56)	—	554	1,919	33	817
Ferroalloys and manganese	109	(67)	(8)	—	(8)	26	(10)	—	16	299	7	—
Others ferrous products and services	226	(149)	4	—	—	81	(25)	—	56	358	18	—
	6,940	(3,198)	(231)	(68)	(47)	3,396	(395)	(500)	2,501	41,216	1,199	1,453
Coal	200	(302)	(41)	(2)	(9)	(154)	(14)	(274)	(442)	6,031	798	376
	7,140	(3,500)	(272)	(70)	(56)	3,242	(409)	(774)	2,059	47,247	1,997	1,829
Base Metals
Nickel and other products (a)	1,538	(937)	16	(34)	(145)	438	(333)	—	105	29,385	351	21
Copper (b)	351	(176)	—	(1)	(3)	171	(34)	—	137	4,029	107	217
	1,889	(1,113)	16	(35)	(148)	609	(367)	—	242	33,414	458	238
Fertilizers
Potash	34	(35)	(2)	(4)	(3)	(10)	(9)	—	(19)	168	—	—
Phosphates	468	(399)	(16)	(12)	(8)	33	(95)	—	(62)	—	—	—
Nitrogen	86	(57)	(1)	(3)	(2)	23	(12)	—	11	7,651	19	—
Others fertilizers products	26	—	—	—	—	26	—	—	26	—	—	—
	614	(491)	(19)	(19)	(13)	72	(116)	—	(44)	7,819	19	—

Others	259	(175)	(75)	(36)	—	(27)	(9)	—	(36)	4,242	238	3,041
Total	9,902	(5,279)	(350)	(160)	(217)	3,896	(901)	(774)	2,221	92,722	2,712	5,108

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Three-month period ended (unaudited)
	June 30, 2013
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit (loss)	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	5,992	(2,094)	(245)	(69)	(76)	3,508	(343)	3,165	37,080	1,741	642
Pellets	1,461	(579)	(38)	(3)	(34)	807	(47)	760	1,930	38	741
Ferroalloys and manganese	96	(79)	2	—	—	19	(5)	14	274	5	—
Others ferrous products and services	123	(50)	2	—	—	75	(39)	36	573	7	—
	7,672	(2,802)	(279)	(72)	(110)	4,409	(434)	3,975	39,857	1,791	1,383
Coal	254	(257)	(57)	(6)	(9)	(75)	(48)	(123)	3,810	266	307
	7,926	(3,059)	(336)	(78)	(119)	4,334	(482)	3,852	43,667	2,057	1,690
Base Metals
Nickel and other products (a)	1,367	(860)	96	(37)	(190)	376	(403)	(27)	29,496	646	23
Copper (b)	321	(266)	(15)	(18)	(2)	20	(43)	(23)	4,084	111	240
Others	—	—	—	—	—	—	—	—	—	—	—
	1,688	(1,126)	81	(55)	(192)	396	(446)	(50)	33,580	757	263
Fertilizers
Potash	47	(33)	(13)	(2)	(76)	(77)	(5)	(82)	2,357	51	—
Phosphates	564	(446)	(18)	(3)	(7)	90	(76)	14	7,700	114	—
Nitrogen	127	(115)	(12)	—	(2)	(2)	(24)	(26)	—	—	—
Others fertilizers products	22	—	—	—	—	22	—	22	301	—	—
	760	(594)	(43)	(5)	(85)	33	(105)	(72)	10,358	165	—
Others	289	(203)	(205)	(18)	—	(137)	(9)	(146)	2,119	136	1,822
Loss on sale of assets	—	—	—	—	—	—	—	—	—	—	—
Total of continued operations	10,663	(4,982)	(503)	(156)	(396)	4,626	(1,042)	3,584	89,724	3,115	3,775

Discontinued operations (General Cargo)	369	(266)	(43)	(2)	—	58	(40)	18	2,504	277	—
Total	11,032	(5,248)	(546)	(158)	(396)	4,684	(1,082)	3,602	92,228	3,392	3,775

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Six-month period ended (unaudited)
	June 30, 2014
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit (loss)	Depreciation, depletion and amortization	Impairment	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	10,473	(4,298)	(536)	(129)	(57)	5,453	(670)	(500)	4,283	38,640	2,457	636
Pellets	2,685	(1,235)	(18)	—	(28)	1,404	(107)	—	1,297	1,919	108	817
Ferroalloys and manganese	178	(122)	(10)	—	(13)	33	(16)	—	17	299	35	—
Others ferrous products and services	422	(328)	5	—	—	99	(55)	—	44	358	31	—
	13,758	(5,983)	(559)	(129)	(98)	6,989	(848)	(500)	5,641	41,216	2,631	1,453
Coal	337	(539)	(94)	(3)	(17)	(316)	(53)	(274)	(643)	6,031	1,194	376
	14,095	(6,522)	(653)	(132)	(115)	6,673	(901)	(774)	4,998	47,247	3,825	1,829
Base Metals
Nickel and other products (a)	2,938	(1,746)	(9)	(65)	(260)	858	(724)	—	134	29,385	619	21
Copper (b)	679	(378)	7	(1)	(7)	300	(72)	—	228	4,029	217	217
	3,617	(2,124)	(2)	(66)	(267)	1,158	(796)	—	362	33,414	836	238
Fertilizers
Potash	70	(65)	(2)	(8)	(10)	(15)	(14)	—	(29)	168	—	—
Phosphates	871	(742)	(36)	(23)	(30)	40	(178)	—	(138)	—	—	—
Nitrogen	164	(113)	(3)	(5)	(3)	40	(24)	—	16	7,651	99	—
Others fertilizers products	42	—	—	—	—	42	—	—	42	—	—	—
	1,147	(920)	(41)	(36)	(43)	107	(216)	—	(109)	7,819	99	—

Others	546	(362)	(108)	(71)	—	5	(14)	—	(9)	4,242	335	3,041
Total	19,405	(9,928)	(804)	(305)	(425)	7,943	(1,927)	(774)	5,242	92,722	5,095	5,108

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Six-month period ended (unaudited)
	June 30, 2013
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit (loss)	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	12,058	(4,035)	(593)	(129)	(126)	7,175	(638)	6,537	37,080	3,506	642
Pellets	2,870	(1,040)	(38)	(6)	(70)	1,716	(86)	1,630	1,930	108	741
Ferroalloys and manganese	213	(155)	(21)	—	—	37	(10)	27	274	16	—
Others ferrous products and services	214	(96)	—	—	—	118	(72)	46	573	13	—
	15,355	(5,326)	(652)	(135)	(196)	9,046	(806)	8,240	39,857	3,643	1,383
Coal	465	(518)	(212)	(16)	(20)	(301)	(90)	(391)	3,810	386	307
	15,820	(5,844)	(864)	(151)	(216)	8,745	(896)	7,849	43,667	4,029	1,690
Base Metals
Nickel and other products (a)	2,948	(1,721)	47	(84)	(380)	810	(824)	(14)	29,496	1,415	23
Copper (b)	582	(464)	(44)	(31)	(4)	39	(85)	(46)	4,084	295	240
Others	—	—	244	—	—	244	—	244	—	—	—
	3,530	(2,185)	247	(115)	(384)	1,093	(909)	184	33,580	1,710	263
Fertilizers
Potash	98	(61)	(10)	(3)	(83)	(59)	(24)	(83)	2,357	270	—
Phosphates	1,046	(828)	(75)	(6)	(20)	117	(148)	(31)	7,700	189	—
Nitrogen	298	(259)	(13)	(2)	(4)	20	(52)	(32)	—	—	—
Others fertilizers products	39	—	—	(2)	—	37	—	37	301	—	—
	1,481	(1,148)	(98)	(13)	(107)	115	(224)	(109)	10,358	459	—
Others	478	(321)	(220)	(48)	—	(111)	(20)	(131)	2,119	265	1,822
Total of continued operations	21,309	(9,498)	(935)	(327)	(707)	9,842	(2,049)	7,793	89,724	6,463	3,775

Discontinued operations (General Cargo)	658	(543)	(64)	(7)	—	44	(79)	(35)	2,504	476	—
Total	21,967	(10,041)	(999)	(334)	(707)	9,886	(2,128)	7,758	92,228	6,939	3,775

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

26.                               Cost of goods sold and services rendered, and Sales and Administrative Expenses and Other Operational Expenses (Income), net, by Nature

a)                                     Costs of goods sold and services rendered

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Personnel	668	797	1,345	1,545
Material	816	1,001	1,626	1,952
Fuel oil and gas	439	455	855	883
Outsourcing services	1,057	945	1,959	1,779
Energy	133	149	279	308
Acquisition of products	435	412	856	697
Depreciation and depletion	802	936	1,743	1,825
Freight	895	679	1,587	1,282
Others	836	543	1,421	1,050
Total	6,081	5,917	11,671	11,321

b)                                     Selling and administrative expenses

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Personnel	100	128	210	271
Services (consulting, infrastructure and others)	48	62	92	131
Advertising and publicity	6	13	11	20
Depreciation	52	40	96	94
Travel expenses	9	8	11	13
Taxes and rents	3	9	9	17
Selling	16	28	58	63
Others	3	24	32	55
Total	237	312	519	664

c)                                      Others operational expenses (incomes), net

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Provision for litigation	69	70	125	82
Provision for loss with VAT credits (ICMS)	36	32	81	83
Provision for profit sharing	8	29	48	82
Vale do Rio Doce Foundation (“FVRD”)	4	—	4	—
Provision for disposal of materials/inventories	21	15	41	157
Goldstream transaction	—	—	—	(244)
Other	27	86	83	207
Total	165	232	382	367

27.                               Financial result

The financial results, by nature, are as follows:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Financial expenses
Interest	(400)	(334)	(784)	(667)
Labor, tax and civil contingencies	(35)	(45)	(42)	(62)
Derivatives	(22)	(1,026)	(41)	(1,099)
Indexation and exchange rate variation (a)	(262)	(2,617)	(751)	(2,915)
Stockholders’ debentures	(268)	(84)	(290)	(256)
Net expenses of REFIS	(175)	—	(336)	—
Others	(105)	(73)	(213)	(152)
	(1,267)	(4,179)	(2,457)	(5,151)
Financial income
Derivatives	390	43	621	222
Indexation and exchange rate variation (b)	746	652	1,751	1,031
Others	72	155	175	223
	1,208	850	2,547	1,476
Financial results, net	(59)	(3,329)	90	(3,675)

Summary of indexation and exchange rate variation
Loans and financing	639	(2,452)	1,495	(2,152)
Related parties	(3)	7	1	11
Others	(152)	480	(496)	257
Net (a) + (b)	484	(1,965)	1,000	(1,884)

28.                               Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines.

In March 2013, we received up-front cash proceeds of US$1.9 billion, plus ten million warrants of SLW with an exercise price of US$65 exercisable in the next ten years, which fair value was determined to be US$100. The amount of US$1,330 was received for Salobo transaction and US$570 plus the ten million warrants of SLW were received for the Sudbury transaction.

As the gold is delivered to SLW, Vale will receive a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights of US$244 was recognized in the income statement under Other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted. During the three-month period ended on June 30, 2014 and 2013, the Company recognized US$24 and US$10, respectively, and six-month period ended on June 30, 2014 and 2013 the amount of US$46 and US$27, respectively, in Statement of Income related to rendered services.

29.                               Commitments

a)                                     Nickel projects

There have been no material changes to commitments and contingencies disclosed in our financial statements as at March 31, 2014, except for letters of credit and guarantees in the amount of US$1 billion that we have provided and are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b)                                     Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued.

On June 30, 2014 and December 31, 2013 the value of the debentures at fair value totaled US$2,182 and US$1,775, respectively. The Company paid on March 2014 the amount of US$52 as semi-annual compensation.

c)                                      Operating lease - Pelletizing Operations

Vale has operating lease agreements with its joint ventures Nibrasco, Itabrasco, and Kobrasco, in which Vale leases its pelletizing plants. These renewable operating lease agreements have last between 3 and 10 years.

The total amount of operational leasing expenses related to pelletizing operations on June 30, 2014 and 2013 were US$174 and US$38, respectively.

d)                                     Concession and Sub-concession Agreements

The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the period.

e)                                      Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its interest, a credit line acquired by its associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On June 30, 2014 the amount guaranteed by Vale was US$510. After the conclusion of the transaction of our Energy Generations Assets (Note 6) our guarantee will be shared with CEMIG GT.

On June 30, 2014, the total amount guaranteed by the Company to CSP´s bridge loan equals to US$450, within its threshold.

30.                               Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as railway transportation services, through prices agreed between the parties.

The balances of these related party transactions and their effects on the financial statements may be identified as follows:

	Consolidated
	Assets
	June 30, 2014 (unaudited)		December 31, 2013
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	5	4	4	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	9	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	1	—	1	—
Minas da Serra Geral S.A.	—	1	—	1
Mineração Rio do Norte S.A.	—	10	—	—
Mitsui Co.	63	—	47	—
MRS Logística S.A.	6	19	6	6
Samarco Mineração S.A.	59	471	29	162
Teal Minerals Incorporated	—	200	—	175
VLI Multimodal S.A.	190	—	—	—
VLI S.A.	34	64	—	—
VLI Operações Portuárias S.A.	24	—	—	—
Others	116	17	29	25
Total	498	795	116	369

Current	498	690	116	261
Non-current	—	105	—	108
Total	498	795	116	369

	Consolidated
	Liabilities
	June 30, 2014 (unaudited)		December 31, 2013
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	10	—	15	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	51	26	2	59
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	31	—	15	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	28	8	2	16
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	80	66	—	128
Ferrovia Centro-Atlântica S.A.	12	165	—	—
Minas da Serra Geral S.A.	—	—	7	—
Mitsui Co.	—	—	2	—
MRS Logística S.A.	52	—	22	—
Samarco Mineração S.A.	—	—	1	—
VLI Multimodal S.A.	—	96	—	—
VLI S.A.	—	4	—	—
Others	11	31	—	7
Total	275	396	66	210

Current	275	219	66	205
Non-current	—	177	—	5
Total	275	396	66	210

	Three-month period ended (unaudited)
	June 30, 2014		June 30, 2013
	Income	Cost/ expense	Income	Cost/ expense
Baovale Mineração S.A.	—	(5)	—	(5)
California Steel Indutstries	88	—	83	—
Companhia Siderúrgica do Atlântico	—	(99)	—	(93)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	(23)	—	(9)
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	(13)	—	(3)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	(13)	—	(10)
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	(35)	—	(1)
Ferrovia Centro Atlântica S.A.	19	(12)
Ferrovia Norte-Sul S.A.	5	—	—	—
Mitsui & Co Ltd	20	(3)	27	(12)
MRS Logística S.A.	—	(110)	—	(179)
Samarco Mineração S.A.	61	—	138	—
Vale Austrália Pty Ltd.	—	—	2	—
VLI Multimodal S.A.	46	—	—	—
VLI S.A.	53	—	—	—
Others	24	(1)	10	(8)
Total	316	(314)	260	(320)

	Six-month period ended (unaudited)
	June 30, 2014		June 30, 2013
	Income	Cost/ expense	Income	Cost/ expense

Baovale Mineração S.A.	—	(10)	—	(11)
California Steel Indutstries	183	—	108	—
Companhia Siderúrgica do Atlântico	—	(215)	—	(121)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	(48)	—	(14)
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	(29)	—	(4)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	(23)	—	(14)
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	(74)	—	(6)
Ferovia Centro Atlântica S.A.	34	(28)	—	—
Ferrovia Norte-Sul S.A.	8	—	—	—
Log-in S.A.	—	—	—	(2)
Mitsui & Co Ltd	64	(3)	54	(35)
MRS Logística S.A.	—	(248)	3	(323)
Samarco Mineração S.A.	123	—	217	—
Vale Austrália Pty Ltd.	—	—	11	—
VLI Multimodal S.A.	130	—	—	—
VLI S.A.	59	—	—	—
Others	45	(17)	23	(8)
Total	646	(695)	416	(538)

	Three-month period ended (unaudited)
	June 30, 2014		June 30, 2013
	Income	Cost/ expense	Income	Cost/ expense
Sales/Cost of iron ore and pellets	61	(89)	138	(28)
Revenues/ expense from logistic services	118	(122)	—	(180)
Sales/ Cost of steel products	124	(101)	110	(105)
Financial income/ expenses	6	—	—	—
Others	7	(2)	12	(7)
	316	(314)	260	(320)

Annex A

	Six-month period ended (unaudited)
	June 30, 2014		June 30, 2013
	Income	Cost/ expense	Income	Cost/ expense
Sales/Cost of iron ore and pellets	123	(184)	217	(49)
Revenues/ expense from logistic services	231	(276)	3	(325)
Sales/ Cost of steel products	247	(215)	54	(35)
Financial income/ expenses	19	—	11	—
Others	26	(20)	131	(129)
	646	(695)	416	(538)

Remuneration of key management personnel:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Short-term benefits:	4	4	22	19
Wages or pro-labor	3	3	6	6
Direct and indirect benefits	1	1	5	4
Bonus	—	—	11	9
Long-term benefits:	—	—	1	1
Based on stock	—	—	1	1

Termination of position	—	—	—	1
	4	4	23	21

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Luiz Maurício Leuzinger
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Hiroyuki Kato	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Arnaldo José Vollet
Oscar Augusto de Camargo Filho	Dyogo Henrique de Oliveira
Paulo Rogério Caffarelli
Robson Rocha	Alternate
Sérgio Alexandre Figueiredo Clemente
Oswaldo Mário Pêgo de Amorim Azevedo
Alternate	Paulo Fontoura Valle
Valeriano Durval Guimarães Gomes
Laura Bedeschi Rego de Mattos
Eduardo de Oliveira Rodrigues Filho
Eduardo Fernando Jardim Pinto	Executive Officers
Francisco Ferreira Alexandre
Hayton Jurema da Rocha	Murilo Pinto de Oliveira Ferreira
Isao Funaki	Chief Executive Officer
Luiz Carlos de Freitas
Luiz Maurício Leuzinger	Vânia Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Sandro Kohler Marcondes

Luciano Siani Pires
Advisory Committees of the Board of Directors	Chief Financial Officer and Investors Relations

Controlling Committee	Roger Allan Downey
Eduardo Cesar Pasa	Executive Officer (Fertilizers and Coal)
Luiz Carlos de Freitas
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer (Ferrous and Strategy)
Executive Development Committee
Laura Bedeschi Rego de Mattos	Galib Abrahão Chaim
Luiz Maurício Leuzinger	Executive Officer (Capital Projects Implementation)
Marcel Juviniano Barros
Oscar Augusto de Camargo Filho	Humberto Ramos de Freitas
Executive Officer (Logistics and Mineral Research)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Gerd Peter Poppinga
Dan Antônio Marinho Conrado	Executive Officer (Base Metals and Information Technology)
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Luciano Siani Pires
Eduardo de Oliveira Rodrigues Filho	Marcus Vinicius Dias Severini
Luciana Freitas Rodrigues	Chief Accounting Officer
Luiz Maurício Leuzinger	CRC-RJ - 093982/O-3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: July 31, 2014		Rogerio T. Nogueira
Director of Investor Relations